Exhibit 2.1

QUOTA PURCHASE Agreement

BY AND AMONG AMBARELLA, INC.

AND

THE SELLERS

DATED AS OF JUNE 25, 2015

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ARTICLE 5 CLOSING CONDITIONS		20

5.1	Conditions to Obligations of Each Party	20
5.2	Additional Conditions to Obligations of the Seller	20
5.3	Additional Conditions to the Obligations of Buyer	20

ARTICLE 6 SURVIVAL, ESCROW FUND AND INDEMNIFICATION		21

6.1	Survival	21
6.2	Escrow Fund	21
6.3	Indemnification	21
6.4	Limitations on Indemnification	22
6.5	Escrow Claim Period	23
6.6	Claims for Indemnification	23
6.7	Objections to and Payment of Claims	24
6.8	Resolution of Objections to Claims	25
6.9	Third-Party Claims	25

ARTICLE 7 GENERAL PROVISIONS		26

7.1	Certain Interpretations	26
7.3	Assignment	26
7.4	Notices	27
7.5	Confidentiality	27
7.6	Public Disclosure	28
7.7	Entire Agreement	28
7.8	No Third Party Beneficiaries	28
7.9	Specific Performance	28
7.10	Costs and Expenses	28
7.11	Severability	28
7.12	Governing Law	28
7.13	Arbitration	28
7.14	USA Patriot Act	29
7.15	Counterparts	29

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Exhibits

Exhibit A	–	Sellers
Exhibit B	–	Company Capital
Exhibit C	–	Continuing Employees
Exhibit D	–	Form of Escrow Agreement
Exhibit E	–	Form of Deed of Transfer
Exhibit F	–	Company Registration Report dated June 24, 2015
Exhibit G	–	Form of RSU Agreement and Sellers Receiving RSUs

Annexes

Annex A – Definitions

SCHEDULES

Schedule 1.1(b) – Spreadsheet

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QUOTA Purchase Agreement

This QUOTA PURCHASE Agreement (the “Agreement”) dated as of June 25, 2015 (the “Agreement Date”) is by and among Ambarella, Inc. (“Buyer”) an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered office at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, represented by George Laplante in his capacity as a duly authorized officer of Buyer, and the persons and entities listed on Exhibit A (collectively, the “Sellers”).  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

RECITALS

A. The Sellers collectively own legal and beneficial title to ten thousand (10,000) quotas of VISLAB S.R.L, an Italian limited liability corporation (the “Company”) representing one hundred percent (100%) of the issued and outstanding Company Capital.

B. Subject to the terms and conditions of this Agreement, all issued and outstanding Company Capital will be purchased by Buyer for the consideration set forth herein.

C. The Sellers are the owners of and have good and valid title to the Company Capital in the respective percentages indicated in Exhibit B, free and clear of any encumbrances or liens, and the Sellers constitute all of the equity holders of the Company.

D. Buyer carried out an investigation regarding the Company by means of a due diligence review.

E. Prior to the Closing, as a material inducement to Buyer to enter into this Agreement, each of the individuals listed on Exhibit C (the “Continuing Employees”) shall enter into an employment agreement with the Company in form and substance acceptable to the Continuing Employees and Buyer to be effective as of the Closing Date (each, an “Continuing Employment Agreement”).

F. Concurrently with the execution of this Agreement, and as a material inducement to Buyer to enter into this Agreement, Buyer, the Sellers and SPAFID (the “Escrow Agent”) shall enter into an escrow agreement substantially in the form attached hereto as Exhibit D (with such changes as the Escrow Agent may reasonably request and as are mutually approved by Buyer and  the Sellers, such approval to not be unreasonably withheld, delayed or conditioned, the “Escrow Agreement”), pursuant to which a portion of the aggregate purchase consideration shall be placed in an escrow account to secure the obligations set forth in Article 6 hereof.

G. The Sellers, on the one hand, and Buyer, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the purchase of Company Capital.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article 1

PURCHASE AND SALE OF ALL QUOTAS OF THE COMPANY

1.1 Purchase and Sale of Company Capital

(a) Upon the terms and subject to the conditions of this Agreement, each of the Sellers hereby sells to Buyer, and Buyer hereby purchases and acquires, any and all rights, title and interest in and to the quota of the Company Capital owned beneficially, of record or otherwise by such  Seller from and after the Agreement Date, free and clear of all Encumbrances and with the benefit of all rights of whatsoever nature attaching or accruing to such quota, including all rights to any dividends and distributions declared, paid or made in respect of such quota on or after the Agreement Date. With respect to the purchase and sale of Company Capital provided for in this Agreement, each Seller waives all rights of pre-emption or first refusal or other rights of or restrictions on the transfer of any of the Company Capital conferred on such Seller by the Charter Documents or any Contract.

(b) At the Closing the Buyer shall pay to the Sellers the aggregate amount of USD 30,000,000 (thirty million) as consideration for the Company Capital (the “Purchase Consideration”) as set forth on the Spreadsheet attached hereto as Schedule 1.1(b). In particular, the Buyer shall pay the Purchase Consideration as follows:

(i)	the Closing Cash Consideration shall be paid by the Buyer to the Sellers’ bank accounts indicated in the Spreadsheet; and
(ii)	the Escrow Amount shall be paid by the Buyer in the Escrow Fund.

(c) Except as set forth in Article 6, the Parties acknowledge and agree that the Purchase Consideration shall not be subject to any adjustment.

1.2 Closing

Upon the satisfaction or waiver of the conditions set forth in Article 5, the Parties shall cause the closing of the Transactions (the “Closing”) on the Agreement Date.  The Closing shall take place in Milan, Italy before the notary public Fabio Gaspare Pantè through the execution of a Deed of Transfer in the form attached hereto as Exhibit F (the “Deed of Transfer”), it being understood the Deed of Transfer shall (i) be entered into solely as a requirement under Italian law to prefect the transfer of the Company Capital from the Sellers to Buyer, (ii) have no other effect on the terms hereof, and (iii) remain fully valid and binding between the Parties.  The date on which the Closing occurs is herein referred to as the “Closing Date.”  All acts and proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing will be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings will be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

1.3 Escrow

On the Closing Date, Buyer shall deposit the Escrow Amount with the Escrow Agent by wire transfer of immediately available funds, to be held by the Escrow Agent in the Escrow Fund.

1.4 Exchange Procedures

On the Closing Date, Buyer shall, pursuant to Section 1.1(b), pay by wire transfer of immediately available funds to each Seller such Seller’s portion of the Closing Cash Consideration as set forth in the Spreadsheet.

1.5 Tax Withholding.

Notwithstanding anything in this Agreement to the contrary, all amounts payable under the RSU Agreement shall be subject to applicable Tax withholding requirements.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

2.1 Representations and Warranties

The Sellers severally and not jointly, hereby represent and warrant, in each case in the form of an absolute and independent guarantee, to Buyer that the statements in the following paragraphs of this Article 2 are all true and complete on the date hereof, subject to the disclosures and other responses set forth in the Disclosure Schedule delivered to Buyer on the Closing Date (which disclosures and responses are arranged in parts that correspond to the Sections or, in the case of Subsections, such Subsections in this Article 2 to which they apply, and qualify other Sections or Subsections of this Article 2 only to the extent that it is reasonably apparent from the text of the disclosure or response that such disclosure or response is applicable to such other Section or Subsection).

Any right or remedy of the Buyer arising under this Agreement in connection with any breach of any representation and warranty of the Sellers shall be subject only to the terms specified in this Agreement.  The Parties acknowledge that the Sellers are not making any representations and warranties to Buyer other than as set forth in this Agreement and the Disclosure Schedule.

2.2 Organization, Good Standing and Qualification

The Company is a limited liability corporation, duly organized, and validly existing under the laws of Italy.  The Company is duly qualified to transact business and is in good standing in each other jurisdiction, in which it has transacted or it is currently transacting, in which the failure to so qualify would have a material adverse effect on the assets, liabilities, financial condition, results of operations, business or prospects of the Company (a “Material Adverse Effect”).  The Company has all requisite power and authority to own and operate its property, to conduct its business as now conducted and to comply with the provisions of and consummate the transactions contemplated by the Transaction Documents.  The Company has Made Available correct and complete copies of its articles of association (atto constitutivo) and bylaws (statuto della società), each as amended to date and each as in full force and effect on the Agreement Date (collectively, the “Charter Documents”).  The board of governors of the Company has not approved any amendment to any of the Charter Documents.  The Company is not in violation of any of the provisions of its Charter Documents, and no changes thereto are pending.

2.3 Capitalization and Voting Rights

(a) The Company has a total capital of EUR 10,000, represented by the quotas which represent all the equity interests of the Company (the “Company Capital”).  The Company has not issued, and does not have any obligations to issue, any phantom stock arrangements.

(b) The Company Capital is owned legally and beneficially by the Sellers, in the percentages indicated in Exhibit B, free and clear of any Liens, and include all ancillary rights attributable thereto. The Sellers have not granted any Person any proxy or other rights with respect to the voting rights of Company Capital nor are they a party to any arrangement or agreement granting such rights with respect to the Company Capital.

(c) The Company Capital is duly authorized, validly issued, registered in the Italian Companies Register, fully paid, has not been repaid, and is not subject to assessment.  Other than the Company Capital, there are no other securities of the Company of any class or kind issued, reserved for issuance, convertible, or outstanding, and there are no restrictions with respect to transferability of the Company Capital.  There are no options, offers, warrants, restricted stock, restricted stock units, stock appreciation rights, conversion rights, take-along rights, co-sale rights, preemptive rights, subscriptions or agreements or rights of any kind to subscribe for, or to sell or purchase, or commitments to issue (either formal or informal, firm or contingent), existing or future quota or equity capital or securities of or interests or rights in the Company (whether debt, equity, or a combination thereof) or otherwise with respect to the equity of the Company (whether payable in equity, cash or otherwise) or obligating the Company or any equity holders to grant, extend, or enter into any such agreement or commitment.  The Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for issuance of equity to any Person.

(d) The Company does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity.

2.4 Authorization

All action on the part of the Company, its officers, governors, partners and the Sellers necessary for the authorization, execution and delivery of the Transaction Documents, performance of all obligations of the Sellers hereunder and thereunder, and the Transaction Agreements, constitute valid and legally binding obligations of the Sellers, enforceable in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application affecting enforcement of creditors’ rights generally.

2.5 Noncontravention

The execution, delivery and performance of the Transaction Documents by the Sellers and the consummation of the Transactions do not and will not (a) conflict with, result in or constitute a violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person, in each case, in accordance with, any provision of the Charter Documents or the organizational or constating documents of the Company, (b) result in the creation of an Encumbrance on any Assets or Properties of the Company, (c) conflict with, result in or constitute a material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Law or Permit applicable to the Company, or (d) conflict with, result in or constitute a material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination (except for the right of termination in the contract indicated in Schedule 2.5 of the Disclosure Schedule), cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Company Material Contract.

2.6 Governmental Consents and Permits

No consent, approval, notice, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by the Transaction Documents. The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it.  The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

2.7 Litigation

(a) Except as disclosed in Schedule 2.7(a) of the Disclosure Schedule, there is no action, suit, proceeding or investigation pending or to the knowledge of the Sellers currently threatened against the Company (or any officer or governor of the Company) or any of the Sellers, nor is the Company or any of the Sellers aware that there is any basis for the foregoing.  The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.  There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

(b) There is no material Action by the Company pending or to the knowledge of the Sellers threatened against any other Person.

(c) No insolvency, bankruptcy or composition proceeding has been initiated, or to the knowledge of the Sellers, threatened in writing with respect to the Company.

(d) There are no internal investigations or internal inquiries that, since January 1, 2011, have been conducted by or at the direction of the board of governors of the Company (or any committee thereof) concerning any material financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action involving the Company.

(e) There is no Action by any Person pending or to the knowledge of the Sellers threatened against any governor or officer of the Company in their capacities as such.

(f) Except as disclosed in Schedule 2.7(a) of the Disclosure Schedule, the Sellers have no claims, disputes, grievances, Actions, or controversies pending or threatened against the Company.

2.8 Intellectual Property

(a) Definitions.

(1) “Company Intellectual Property” means any Technology and Intellectual Property that is owned by, purported by the Sellers to be owned by the Company, or exclusively licensed to the Company.

(2) “Company Products” means all products, services, and Software of the Company that currently are or in the past have been developed, under development, licensed or commercialized, or that have been substantially completed.

(3) “Company Source Code” means, collectively, any human readable source code, or any material portion or aspect of the source code, or any material proprietary information or algorithm contained, embedded or implemented in, in any manner, any source code, in each case for any Company Product.

(4) “Intellectual Property” means the rights associated with or arising out of any of the following; (i) domestic and foreign patents and patent applications, together with all re‑issuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures; (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (iii) all copyrights, copyrightable works, usage rights , rights in databases, data collections, “moral” rights, mask works, copyright registrations and applications therefore and corresponding rights in works of authorship; (iv) all trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith; (v) all computer software and code, including assemblers, applets, compilers, source code, object code, development tools, design tools, user interfaces and data, in any form or format, however fixed (“Software”); (vi) all Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing; and (vii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(5) “Registered Intellectual Property” means Intellectual Property that has been registered, filed, certified or otherwise perfected or recorded with or by any government or other  governmental entity  or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.

(6) “Technology” means embodiments or tangible forms of Intellectual Property, including Software, processes, methods, documentation, algorithms, APIs, apparatuses, data sets, formulae, inventions (whether or not patentable), know-how, works of authorship, and other forms of technology.

(b) Schedule 2.8(b) of the Disclosure Schedule contains a complete and accurate list (by name and version number) of all Company Products and material Company Intellectual Property.

(c) Schedule 2.8(c) of the Disclosure Schedule sets forth a complete and accurate list of all Company Intellectual Property that is Registered Intellectual Property (the “Company Registered Intellectual Property”).  For each listed item, Schedule 2.8(c) of the Disclosure Schedule indicates, as applicable, the owner of such Company Registered Intellectual Property; the countries in which such Company Registered Intellectual Property is patented or registered; the patent or registration number;  the filing and expiration dates thereof; and each action, filing, and payment that must be taken or made on or before the date that is 120 days after the Agreement Date in order to maintain such Company Registered Intellectual Property in full force and effect.  There are no facts or circumstances that would render any Company Registered Intellectual Property invalid or unenforceable.

(d) The Company solely and exclusively owns all right, title and interest in and to the Company Products, including all Company Source Code, free and clear of all Liens (other than non-exclusive end user licenses granted to customers of the Company in the ordinary course of business), and none of the Sellers or the Company has sold, transferred, assigned or otherwise disposed of any rights or interests therein or thereto (other than non-exclusive end user licenses granted to customers of the Company in the ordinary course of business).  Neither the Company nor any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code except for disclosures to employees under binding written agreements that prohibit use or disclosure except in the performances of services to the Company.

(e) Except for inbound licenses for commercial off-the-shelf Software not embedded in Company Products (“Shrink Wrap Licenses”), the Company is not a party to any contract or agreement related to Intellectual Property of a third party.  No person or entity who has licensed Intellectual Property to the Company has ownership rights or license rights to improvements, enhancements, modifications and other amendments made by the Company in such Intellectual Property.  Other than Intellectual Property licensed to the Company under (i) licenses for the Open Source Software listed in Schedule 2.8(k) of the Disclosure Schedule and (ii) Shrink Wrap Licenses the Company Intellectual Property includes all Technology and Intellectual Property that is used in or necessary for the conduct of the business of the Company as it currently is conducted by the Company, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of all Company Products.

(f) Other than non‑disclosure agreements, Schedule 2.8(f) of the Disclosure Schedule lists all Contracts under which the Company has granted, licensed or provided any Company Intellectual Property to third parties (other than non-exclusive rights granted to contractors or vendors to use Company Intellectual Property for the sole benefit of the Company), including any Contracts containing covenants not to sue or non-assertion provisions that relate to Intellectual Property.

(g) All of the Company Intellectual Property (i) is wholly and exclusively owned by the Company, free and clear of all Liens, and (ii) was created or developed solely by either (1) employees of the Company acting within the scope of their employment, or (2) other Persons, in each case of (1) and (2) who have validly and irrevocably assigned all of their rights therein, including Intellectual Property, to the Company.  All Company Intellectual Property will be fully transferable, alienable and licensable by the Company or Buyer without restriction and without payment of any kind to any third party.

(h) The Company has never infringed or misappropriated any Intellectual Property of any other Person, violated the rights of any Person (including rights of privacy or publicity), or constituted unfair competition or trade practices under applicable Laws.  The operation of the business as it was conducted, currently is conducted, including the design, development, use, import, export, manufacture, licensing, sale or other disposition of the Company Products and Company Intellectual Property, has not, does not infringe or misappropriate the Intellectual Property of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under applicable Laws.  The Company has not received any notice from any Person claiming or implying that the Company or such operation or any Company Product infringes or misappropriates the Intellectual Property of any Person or constitutes unfair competition or trade practices under the Laws.

(i) Schedule 2.7(a) of the Disclosure Schedule accurately identifies each material letter or other written or electronic communication or correspondence that has been sent by or to the Company regarding any actual, alleged or suspected infringement or misappropriation of any Company Intellectual Property.

(j) The Company has taken adequate and commercially reasonable steps required to protect the Company’s rights in the Company Intellectual Property, or as provided by any other Person to the Company.

(k) Schedule 2.8(k) of the Disclosure Schedule lists all software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, and the Apache License) (collectively, “Open Source Software”) that has been incorporated into any Company Product in any way and describes the manner in which such Open Source Software was incorporated (such description shall include the applicable license terms for each such item of Open Source Software, whether (and, if so, how) the Open Source Software was modified or distributed by the Company and whether (and if so, how) such Open Source Software was incorporated into and linked in any Company Product).  The Company has not used Open Source Software in any manner that would or could, with respect to any Company Product or any Company Intellectual Property (including Company Software), (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for the Company with respect to Intellectual Property owned by the Company or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property owned by the Company or (v) impose any other material limitation, restriction, or condition on the right of the Company with respect to its use or distribution.  With respect to any Open Source Software that is or has been used by the Company in any way, the Company has been and is in compliance with all applicable licenses with respect thereto.

(l) Except as disclosed in Section 2.8(l) of the Disclosure Schedule, the Company has not collected or received any Personally Identifiable Information, whether through Internet websites owned, maintained or operated by the Company (“Company Sites”), or through any services provided to customers of the Company.  “Personally Identifiable Information” means any information that alone or in combination with other information held by the Company can be used to specifically identify a Person.

(m) The Company has implemented appropriate procedures, in accordance with applicable Laws and standard industry practice, to protect the information technology systems used in connection with the operation of the Company from intrusions and contaminants.  There have been no material unauthorized intrusions or breaches of the security of information technology systems.

(n) Except as set forth in Schedule 2.8(n) of the Disclosure Schedule, no funding, facilities, resources or personnel of any Governmental Authority or college, university or other education institution were used, directly or indirectly, to develop or create, in whole or in part, any Company Product or any Company Intellectual Property.  Without limiting the foregoing, no current or former founder, employee or independent contractor of the Company who is or was involved in, or who contributes or contributed to, the creation or development of any Technology or Intellectual Property for the Company or any Company Intellectual Property, performs or performed services for any other Person (including any company, Governmental Authority, university, college, educational institution or research center) during any period of time that overlaps or overlapped with such founder, employee or independent contractor’s performance of services for the Company in a manner resulting in such other Person having any rights in any such Technology or Intellectual Property developed for the Company or Company Intellectual Property.  No Governmental Authority or college, university or other education institution has any claim to or right, title or ownership interest in, any Intellectual Property that, but for such claim, right, title or ownership interest, would be Company Intellectual Property.

(o) The Company is not currently and has not been a member of, or a contributor to, any industry standards body or similar organization that requires or obligates the Company to grant or offer to any other Person any license or right to any Company Intellectual Property.

(p) None of the Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(q) No Intellectual Property that was Company Intellectual Property has been assigned or transferred to any other Person.

(r) No Seller owns any right, title, or interest in or to any assets, including Intellectual Property that would, but for such ownership, constitute Company Intellectual Property, or in or to any Intellectual Property used in, necessary for, or otherwise related to the business of the Company as it currently is conducted by the Company, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing and sale of any Company Products (collectively, “Seller Intellectual Property”).

2.9 Compliance with Other Instruments

The Company is not in violation of or default under any provision of its Charter Documents, or any material provision of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality, contract, agreement or instrument, or to any federal, state or local statute, rule or regulation.  The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or otherwise conflict with or result in, with or without the passage of time and giving of notice, any such default or in the creation of any lien or the suspension, revocation, impairment, forfeiture, or non-renewal of any material permit, license, authorization, approval, right or benefit of the Company.

2.10 Agreements; Action

(a) The Company has not sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory or nonexclusive license of software in the ordinary course of business.

(b) No officer or governor of the Company or holder of more than five percent of the Company Capital has (nor, to the knowledge of the Sellers, any immediate family member of any of such Persons or any trust, partnership or company in which any of such Persons has or has had an interest) (each a “Related Party”) (1) any interest in any third party which furnished, licensed or sold, or furnishes, licenses or sells, services, products, goods, property, technology, intellectual or other property rights that the Company furnishes, licenses or sells, or proposes to furnish, license or sell, (2) any interest in any third party that purchases from or sells or furnishes to or licenses to the Company any goods or services or (3) other than with respect to Employee Benefit Plans made in the ordinary course of business, any interest in any Contract to which the Company is a party, except that ownership of no more than one percent of the outstanding voting stock of a publicly traded company shall not be deemed to be an “interest in any third party” for purposes of this Section 2.10.

2.11 Taxes

(a) The Company has properly completed and timely filed (after taking into account any extension of time to file) all Tax Returns required to be filed by it.  All such Tax Returns are accurate and have been completed in accordance with applicable Law in all material respects, and the Company has paid or withheld and paid to the appropriate Tax Authority all Taxes due from it (whether or not shown to be due on such Tax Returns).  The Company has maintained in all material respects, at all applicable times, all records in relation to Tax as it is required to maintain.

(b) The Interim Balance Sheet reflects all unpaid Taxes of the Company for periods (or portions of periods) through the Interim Balance Sheet Date.  The Company has no Liability for unpaid Taxes accruing after the Interim Balance Sheet Date, other than Taxes accruing in the ordinary course of business conducted after the Interim Balance Sheet Date.

(c) There is (1) no lien for Taxes against the property of the Company other than liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, nor is any such property the subject of any trust arising under Tax Law, (2) no audit of any Tax Return of the Company being conducted by a Tax Authority, and (3) no extension of any statute of limitations on the assessment of any Taxes granted to the Company currently in effect (other than any such extension resulting from an automatic extension of the time within which to file any Tax Return).  The Company has not been informed in writing by any jurisdiction that the jurisdiction may open an audit, proceeding or other review of the Taxes of such entity or that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

(d) The Company has not (1)  filed any disclosure with any Tax Return to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return, (2) engaged in a tax avoidance transaction or similar arrangement or plan, (3) ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent company, or (4) incurred any Liability for the Taxes of another member of a consolidated, combined unitary or aggregate group, or as a transferee or successor.

(e) The Company is not a party to or bound by any profit and loss sharing, Tax sharing, Tax ruling or Tax allocation agreement, nor does the Company have any Liability or potential Liability to another party under any such agreement.

(f) The Company has withheld or collected and timely paid over to the appropriate Tax Authority (or are properly holding for such timely payment) all Taxes required by Law to be withheld or collected by it.

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (1) installment sale or other open transaction disposition made on or before the Closing Date, (2) prepaid amount received on or before the Closing Date, (3) settlement agreement or closing agreement executed on or before the Closing Date, or (4)  change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date.

(h) Schedule 2.11(h) of the Disclosure Schedule lists all income, franchise and other material Tax Returns (federal, state, local and foreign) filed with respect to the Company for taxable periods ended on or after January 1, 2011 and indicates all Tax Returns that currently are the subject of audit.

(i) The Company has not been or is subject to Tax in a country other than its country of organization by virtue of having (during any taxable period remaining open for the assessment of Tax by any foreign Tax Authority under its applicable statute of limitations) a place of business, place of management or otherwise carrying on business in any country outside the country of its organization.

(j) The Company is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, Tax credit or other Tax reduction agreement or Tax order that applies to the Company and no Tax exemption, Tax holiday, Tax credit, Tax reduction agreement or Tax order that applies to the Company will be adversely affected by the Transactions.

2.12 Corporate Documents

Except as disclosed in Schedule 2.12 of the Disclosure Schedule, there are no agreements between the Company and the Sellers.  There are no resolutions that have been passed but have not been registered, and the Company Registration Report dated as of June 24, 2015 attached hereto as Exhibit F represents the current status of the Company.

2.13 Title to Property and Assets

The Company owns its property and assets free and clear of all Liens.  With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid and subsisting leasehold interest in such property and assets, free and clear of any Liens.

2.14 Financial Statements

(a) The Company has provided to Buyer the Company’s unaudited statements of operations, statements of income and statements of cash flows for the years ended 2011, 2012, 2013 and 2014, the unaudited management reports as of December 31, 2014 and the Interim Balance Sheet (collectively, the “Financial Statements”).  The Financial Statements (a) have been prepared in accordance with Italian GAAP applied on a consistent basis throughout the periods presented, and (b) fairly present the consolidated financial condition and results of operations of the Company as of the dates, and for the periods, indicated therein (subject, in the case of interim period financial statements, to normally recurring year-end audit adjustments, none of which individually or in the aggregate are material).  All reserves established by the Company that are set forth or reflected in the Interim Balance Sheet have been established in accordance with Italian GAAP, using the same assumptions and methods as were used to prepare the Company’s consolidated balance sheet as of December 31, 2014.  Since December 31, 2014, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying such principle, procedure or practice.

(b) The Company is not a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person on the other hand, or any Off-Balance Sheet Arrangement.

(c) The Company has in place systems and processes (including the maintenance of proper books and records) that are customary for a company at the same stage of development as the Company designed to (1) provide reasonable assurances regarding the reliability of the Financial Statements and (2) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes being herein referred to as the “Financial Controls”).  The Company has in place revenue recognition policies that are all consistent with Italian GAAP.  The Company, its officers and the Company’s independent auditors have not identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Financial Controls or the Financial Statements that has not been resolved.  There have been no instances of fraud by any officer or, to the knowledge of the Sellers, any other employee of the Company, whether or not material, that occurred during any period covered by the Financial Statements.

2.15 Absence of Certain Changes; Undisclosed Liabilities

(a) Since the Interim Balance Sheet Date, (1) the Company has conducted its business only in the ordinary course of business, except for the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, (2) there has not occurred any Material Adverse Effect relating to the Company and (3) the Company has not experienced any material damage, destruction, loss or interruption in the use of any of the Properties and Assets of the Company (whether or not covered by insurance).

(b) The Company has no Liabilities that are required to be reflected in the Financial Statements in accordance with Italian GAAP, except for Liabilities that are reflected in, reserved against or shown on the Interim Balance Sheet.

2.16 Employee Benefit Plans

(a) The Company does not currently sponsor, maintain or contribute to, and has never sponsored, maintained, or contributed to any Employee Benefit Plan, other than Employee Benefit Plans mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law (each, a “Mandated Plan”) including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee.  Each Employee Benefit Plan has been maintained, operated and administered in compliance with its terms and any related documents or agreements and in compliance with the requirements prescribed by any and all Laws that are applicable to such Employee Benefit Plan, the Company and its Affiliates have performed in all material respects all obligations required to be performed by them under each Employee Benefit Plan. Neither the Company nor any Affiliate of the Company currently has, nor has it ever had, any obligation to maintain, establish, sponsor, participate in, or contribute to any Employee Benefit Plan for the benefit of any Employees who perform or have performed services in the U.S. for the Company or any Affiliate of the Company.

(b) The Company has Made Available to Buyer correct and complete copies of: (1) each Employee Agreement including (without limitation) all amendments thereto; (2)  all communications material to any Employee or Employees relating to any Employee Benefit Plan and any proposed Employee Benefit Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company and there is no document received from any governmental agency in relation thereto.

(c) No Continuing Employee, as of the Agreement Date, has given written notice to the Company or any Affiliate of the Company of such Continuing Employee’s termination of employment with the Company. To the knowledge of the Sellers, no such Continuing Employee intends to terminate his or her employment with the Company or any Affiliate of the Company.

(d) There is no pending or to the knowledge of the Sellers threatened Action in or by any court or Governmental Authority with respect to any Employee Benefit Plan   nor is there any basis for one to the knowledge of the Sellers, in each case which could reasonably be likely to result in Liability to the Company or its Affiliates.

(e) The Company and each Affiliate of the Company has timely made all contributions and other payments required by and due under the terms of each Employee Benefit Plan.  All (1) benefits, expenses, and other amounts due and payable under an Employee Benefit Plan, (2) contributions, transfers, or payments required to be made to, any Employee Benefit Plan (including any trust or fund under an Employee Benefit Plan) and (3) amounts required to have been paid to any Governmental Authority in respect of Employees, in each case, before the Closing Date will have been paid, made or timely accrued as a liability in the Financial Statements on or before the Closing Date.

(f) No Employee Agreement provides benefits, including retiree, death or medical benefits, beyond termination of service or retirement other than coverage mandated by Law, and neither the Company nor any Affiliate of the Company has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by Law.

(g) The Company has not planned, agreed or committed to institute any Employee Benefit Plan or other plan, program, arrangement or agreement for the benefit of Employees, or to make any amendments to any of the Employee Benefit Plans, in each case other than as required by applicable Law with respect to Mandated Plans.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in connection with any other event (including the termination of employment or service with Buyer or the Company following the consummation of the Transactions), (1) result in any payment (including severance or unemployment compensation) becoming due under any Employee Benefit Plan, (2) increase any benefits (including severance, deferred compensation and equity benefits) otherwise payable under any Employee Benefit Plan, (3) result in the acceleration of the time of payment or vesting of any such benefits to any extent, or (4) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person, in each case of clauses (1) through (3), excluding pursuant to Mandated Plans for which the Company will have no costs, liabilities or obligations with respect to any such payments, increases or acceleration.  The Company will not make and is not obligated to make any Change of Control Payments.

(i) Except as would not individually or in the aggregate have a Material Adverse Effect:

(1) all open term Contracts of employment or for services with any current  Employee of the Company can be terminated by three months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment applicable by virtue of Law or compensation for unfair dismissal applicable by virtue of law or any equivalent remedy under applicable local law).

(2) except as required by applicable Law, no condition or term under any relevant Employee Benefit Plan exists which would prevent Buyer or the Company or any of their subsidiaries from terminating or amending any Employee Benefit Plan, or ceasing Company participation in such Employee Benefit Plan, at any time for any reason without liability to Buyer or the Company or any of their subsidiaries (other than ordinary administration expenses or routine claims for benefits).

2.17 Employee Matters

(a) Schedule 2.17(a) of the Disclosure Schedule sets forth a correct and complete list of all form offer letters, Employee Agreements and stand-alone non-competition Contracts (i.e., those not included in the employment contract) used in each jurisdiction in which Employees are based or located, as well as a list of any such agreements, signed by Employees, which deviate from the forms. Schedule 2.17(a) of the Disclosure Schedule also sets forth a correct and complete list of all self-employed contracts and independent contractor’s agreements in force as of the Agreement Date.

(b) Except for the national collective bargaining labor agreement for employees working in the Tertiary, Distribution and Service Sector and related addenda, which regulate the Employee Agreements, the Company is not a party to or bound by any collective bargaining agreement, shop agreement, company practice, works council agreement or arrangement, collective promise or any other labor-related agreement with any labor union, labor organization, works council or other body of employee representation, as each relates to the Employees.  No such agreement is being negotiated by the Company.  The Company has no duty to bargain with any labor union, labor organization or works council, as each relates to the Employees.  The Company has no obligation to seek approval for this Transaction or to notify any works council or employee group regarding this Agreement.  The Company has no works council or similar employee representation body, or is or was a member in any employers’ associations, and no labor union, labor organization or works council has made a pending demand for recognition or certification.  There have not been any and are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Sellers, threatened in writing to be brought or filed with any labor tribunal or other competent authority.  There is no labor, social security or union-related dispute, strike, slowdown, lockout, or work stoppage against the Company pending now, that has occurred in the past, or, to the knowledge of the Sellers, threatened that would reasonably be expected to interfere with the business activities of the Company.  To the knowledge of the Sellers, the Company has not engaged in any unfair labor practice that relates to the Employees.

(c) Schedule 2.17(c) of the Disclosure Schedule contains a correct and complete list as of the Agreement Date of the employee identification number, positions, date of commencement of employment, years of service credit recognized by the Company and rates of compensation of all current employees (including commissions), classifications as exempt or non-exempt under applicable laws, if required, accrued paid time off or vacation balances, location and severance or termination payment obligations.

(d) Current and complete copies of the written personnel manuals, handbooks, policies, rules or procedures currently in effect and applicable to any Employee of the Company have been Made Available to Buyer.

(e) The Company has paid all compensation due to inventors under all applicable Laws, and there are no Employees and/or self-employed collaborators or independent contractors who are entitled to, or can claim, any similar compensation or reward.

(f) There are no claims, disputes, grievances, Actions, or controversies pending or, to the knowledge of the Sellers, threatened  involving any Employee, group of Employees, or individual, including claims arising from wage and hour violations, unfair labor practices, misclassification of Employees or hours worked.  There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status or any other category protected by federal, state, or local law), retaliation, or violation of any Law pending or, to the knowledge of the Sellers, threatened before  any Labor Court or any other competent or authority against the Company pertaining to any Employee.  The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to employment practices relating to the Employees.

(g) The Company is and has been at all times in compliance with all applicable Laws, national collective bargaining labor agreements, rules and regulations respecting employment, employment practices, harassment, discrimination, retaliation, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), professional qualification, compensation and social security contributions, insurance, pension and welfare, registration in the mandatory books, and hours of work, as each relates to Employees, and in each case, with respect to Employees: (1) has withheld, set aside and reported all amounts required by Law or by agreement to be withheld, set aside and reported with respect to wages, salaries, deferred compensation (TFR) and other payments to Employees or social security authorities and (2) is not Liable for any arrears of wages, severance pay or any Taxes, social security authorities or any penalty or failure to comply with any of the foregoing.  The Company has no Liability with respect to the misclassification of:  (A) any person as an independent contractor rather than as an employee, (B) any Employee leased from another employer, or (C) any Employee currently or formerly classified as exempt from overtime wages.  The Company is and has been at all times in compliance with all applicable Laws, rules and regulations in connection with the use of labor contracts other than ordinary open-term employment, including fixed-term employment contracts, self-employment contracts or independent contractor’s agreements, including with respect to the payments of compensation, fees and social security contributions. None of the non-employed personnel working or having worked for the Company is in a position to legitimately claim the status of employee of the Company.

(h) The Company is in compliance with all applicable visa and work permit requirements.  No visa or work permit held by an Employee will expire prior to December 31, 2015.

(i) To the knowledge of the Sellers, no Employee or self-employed individual is in violation of any term of any employment contract, non-disclosure, confidentiality agreement, or consulting agreement with the Company or non-competition agreement, non-solicitation agreement or any restrictive covenant with a former employer relating to the right of any such employee or self-employed individual to be employed by or provide service to the Company because of the nature of the business conducted or to the use of trade secrets or proprietary information of others.

(j) All Contracts for the supply of labor or services entered into by the Company have been executed and performed in compliance with all applicable Laws and do not entitle any individual performing services or labor for the Company to be treated as, or recognized as having the status of, an employee thereof.  All of the Company’s contractors (and sub-contractors) have regularly paid wages, taxes and social security contributions in respect of their personnel and have complied with all applicable health and safety obligations.

2.18 Insurance

Correct and complete copies of all insurance policies of fire, liability, product liability, workers’ compensation, health and other forms of insurance and indemnity bonds issued at the request or for the benefit of the Company as of the Agreement Date have been Made Available to Buyer.  The Company is in material compliance with the terms of such policies and bonds, including timely payment of all premiums payable, and no notice of cancellation or termination has been received by the Company with respect to any such policy.  To the knowledge of the Sellers, there is no threatened termination of, or material premium increase with respect to, any of such policies or bonds, nor is there any basis for any termination or material premium increase.  All insurance policies are valid, outstanding and enforceable policies and provide insurance coverage in the amounts and against the risks required to comply with applicable Law or any contractual or other obligation.  To the knowledge of the Sellers, the Company has not been refused any insurance for its business.  No claims have been filed by the Company since January 1, 2014 under any such policies or bonds.

2.19 Compliance with Laws; Certain Business Practices

(a) The Company is, and since January 1, 2011 has been, in compliance with all applicable Laws and Permits with respect to the conduct of its business as currently conducted, or the ownership by the Company of its Assets and Properties, except for such non-compliance that has resulted or as would reasonably be expected to result in aggregate Liability to the Company in an amount less than USD 25,000.  Each Permit that is required for the operation of the Company’s business as presently conducted or the holding of any such interest has been issued or granted to the Company, except for Permits whose failure to be issued or granted has resulted or would reasonably be expected to result in aggregate Liability to the Company in an amount less than USD 25,000.  Each of such Permits is in full force and effect.  There is no Order binding upon the Company or its Assets and Properties that has or would reasonably be expected to have, whether before or after consummation of the Transactions, the effect of prohibiting or impairing any current business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company as currently conducted by the Company. To the knowledge of the Sellers, no officer or other employee of the Company is subject to any Action or Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company.

(b) Neither the Company nor any of its governors, officers, employees, distributors or agents while retained by the Company or any other Person acting on behalf of any such Person have, with respect to the business of the Company, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity, (2) made any unlawful payment to any government official or employee or any political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, Italian Law No. 190 dated 6 November 2012 or any other Law applicable to the conduct of business with Governmental Authorities (collectively, “Anti-bribery Laws”), (3) in conjunction with the development or anticipated exploitation of the Company Products and operation of the Company’s business, violated or failed to comply with any applicable Law related to the sale, marketing, promotion or export of goods or (4) or made any bribe, rebate, payoff, kickback or other unlawful payment of any nature using corporate funds or on behalf of the Company.  The Company has Made Available to Buyer correct and complete copies of each arrangement in effect, if any, as of the Agreement Date between the Company, on the one hand, and any foreign sales agent or foreign sales representative thereof, on the other hand.

(c) Except as disclosed in Schedule 2.8(n) of the Disclosure Schedule, the Company has not applied for or received, is or will be entitled to or is or will be the beneficiary of, any grant, subsidy or financial assistance from any Governmental Authority.

(d) The Company has at all times conducted its export transactions in compliance with (1) all applicable U.S. export and re-export controls, including the United States Export Administration Act of 2001, as amended, and Regulations and Foreign Assets Control Regulations and (2) all other applicable import/export controls in other countries in which the Company conducts business, including the European Union, except to the extent any such non-compliance would be reasonably likely to result in Liability to the Company in an amount, individually or in the aggregate, that is less than USD 25,000.  Without limiting the foregoing, except to the extent any such non-compliance would be reasonably likely to result in Liability to the Company in an amount, individually or in the aggregate, that is less than USD 25,000:

(1) the Company has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (1) the export, import and re-export of Company Products, services, software and technologies and (2) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(2) the Company is in compliance with the terms of all applicable Export Approvals;

(3) there are no pending or, to the knowledge of the Sellers, threatened claims against the Company with respect to such Export Approvals;

(4) to the knowledge of the Sellers, there are no actions, conditions or circumstances pertaining to the Company’s export transactions that may give rise to any future claims; and

(5) no Export Approvals for the transfer of export licenses to Buyer or the Company are required, or such Export Approvals can be obtained expeditiously without material cost.

(e) If any takeover statute is or becomes applicable to this Agreement or the Transactions, the Sellers shall and shall cause the Company to (1) take all necessary action to ensure that the Transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (2) otherwise act to eliminate or minimize the effects of such takeover statute.

2.20 Environmental Matters.

(a) Except in compliance with Environmental Law in a manner that would not result in any Liability to the Company or any of its subsidiaries, no Hazardous Material is present in, on or under any real property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

(b) The Company has conducted all Hazardous Materials Activities in compliance with Environmental Law.

(c) The Company does not have, and is not required to have, any environmental Permits in connection with the operation of its business.  The Company has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to any Liabilities arising out of or relating to the Hazardous Materials Activities of the Company, its subsidiaries or any third party.

(d) The Company has not been in violation of any applicable Environmental Law and, to the knowledge of the Sellers, no material expenditures are or will be required in order to comply with any Environmental Law.

2.21 Minute Books

The minute books of the Company contain a complete and accurate summary of all meetings of governors and equity holders or actions by written consent of the Company’s governors or equity holders and the share registers and share ledgers of the Company since their time of formation and reflect all transactions referred to in such minutes, registers and ledgers accurately in all material respects.

2.22 Material Contracts

Schedule 2.22 of the Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of each Contract of the Company under which the Company has ongoing executory obligations or the ability to enforce rights thereunder and that is included within any of the following categories:

(a) any Contract that materially limits, curtails or restricts the right of the Company or any of the Company’s current or future Affiliates in any material respect to (1) engage or compete in any line of business or sell, supply, license or distribute any product or service, in each case, in any geographic area, with any Person or during any period of time (or pursuant to which a benefit or right is required to be given or would be lost as a result of so competing, engaging, selling, supplying or distributing), (2) solicit or hire any Person or group of Persons or (3) acquire the securities of any other Person;

(b) any material Contract or any Contract with a Customer that grants any Person other than the Company any (1) “most favored nation” or similar preferred pricing rights, (2) rights of first refusal, rights of first negotiation or similar rights or rights that materially limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, or (3) right to require the Company to purchase all or any portion of the Company’s requirements from any third party, or similar provision;

(c) any Contract that obligates the Company to provide maintenance and/or support with respect to any Company Products;

(d) any Contract that by its terms limits the ability of the Company to declare or pay any dividend or distribution in respect of its Equity Participations;

(e) any Contract pursuant to which the Company has provided, agreed to provide, or is required to provide any third party with rights in or access to Company Source Code (including on a contingent basis), or to provide for Company Source Code to be put in escrow;

(f) any material Contract with any original equipment manufacturer, co-location service provider, data center service vendor, joint-marketing partner, joint development partner or joint venturer;

(g) any Contract with a distributor or reseller pursuant to which the Company received more than  USD 25,000 in the fiscal year ending December 31, 2014;

(h) (1) any Contract with a sales representative (other than Employees) where the Company under the Contract (together with any series of related Contracts) has made or was obligated to make payments that (A) exceed  USD 25,000 in the fiscal year ending December 31, 2014, or (B) is reasonably expected to exceed  USD 25,000 in the fiscal year ending December 31, 2015, or (2) any material Contract with a web hosting service provider;

(i) any Contract pursuant to which the Company is obligated to provide services at a fixed price regardless of the scope of the Company’s obligations before performance of such services, and for which the fully burdened cost of complete performance by the Company currently exceeds or is reasonably expected by the Company to exceed such price (excluding Contracts pursuant to which the primary services provided by the Company are customer training and education in each case involving less than USD 25,000);

(j) any Contract that is a collective bargaining agreement or other agreements or arrangements with any labor union, trade union or works council;

(k) any material hedging, futures, options or other derivative Contract;

(l) any material agreement of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any other Person other than Customer License Agreements;

(m) any Contract for any capital expenditure in excess of  USD 25,000;

(n) any Contract under which the Company is a lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property and involving in the case of any such Contract more than  USD 25,000 remaining over the life of the Contract at the Interim Balance Sheet Date;

(o) any Contract providing for indemnification of any Person with respect to Liabilities relating to any current or former business of the Company or any predecessor of the Company, other than indemnification obligations of the Company pursuant to the provisions of a Contract entered into in the ordinary course of business that would not reasonably be expected to be material to the Company, taken as a whole;

(p) other than Employee Benefit Plans, any Contract with any Related Party or any Person with whom the Company does not deal at arm’s length;

(q) any Contract relating to the disposition or acquisition of any business, division, product line, group of operating assets, entity or enterprise, except for the sale or non-exclusive license of Company Products or services in the ordinary course of business;

(r) any Contract relating to the settlement of any material Action other than a Contract that solely involves the payment by the Company of cash amounts prior to the Closing or;

(s) any Contract that results in any Person holding a power of attorney from the Company;

(t) any Contract with any investment banker, broker, advisor or similar Person, or any accountant, legal counsel or other person retained by the Company, in connection with this Agreement and the Transactions;

(u) any Contract relating to the license, sale, or assignment of Technology or Intellectual Property (1) to the Company or (2) from the Company;

(v) any Contract relating to the acquisition, transfer, development or sharing of any Technology or Intellectual Property (including any joint development agreement, technical collaboration agreement or similar agreement entered into by the Company);

(w) any Contract with any Governmental Authority or college, university or other education institution; or

(x) any Contract (1) granting exclusive rights to license, market, sell, support, make available or deliver any Company Product or Company Intellectual Property; or (2) otherwise contemplating an exclusive relationship between the Company and any other Person.

Each Contract disclosed in Schedules 2.8 or 2.22 of the Disclosure Schedule, or required to be disclosed pursuant to Sections 2.8 or 2.22 is referred to herein as a “Company Material Contract.”  As of the Agreement Date, a correct and complete copy of each Company Material Contract has been Made Available to Buyer.  All Company Material Contracts are in executed written form.  The Company is not in default of any material provision in respect of, any Company Material Contract.  Each of the Company Material

Contracts is a valid and binding agreement of the Company and, to the knowledge of the Sellers, against the other parties thereto except to the extent the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium and other Laws affecting creditor rights generally and by equitable principles (regardless of whether enforcement is sought in equity or at law).  There exists no, nor has there been within the last 12 months any, default, or event of default or event, occurrence, condition or act, which would conflict with, result in or constitute a material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination (other than upon the expiration of its term as provided therein), cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, any Company Material Contract.  The Company has not received any written notice or, to the knowledge of the Sellers, other communication from any Person regarding (x) any actual or alleged default under or failure to comply with any term or requirement of any Company Material Contract (other than Customer License Agreements); or (y) any actual or proposed revocation, withdrawal, suspension, cancellation, termination or amendment to any Company Material Contract (other than Customer License Agreements).

2.23 Property

(a) The Company does not own and has never owned any real property.

(b) The Company has good and marketable title to, or, in the case of leased or licensed Assets and Properties, marketable leasehold or license interests in, all of its tangible Assets and Properties, used or held for use in its business, free and clear of any Encumbrances, and such properties and assets have been maintained in accordance with the ordinary course of business save for normal wear and tear, except (1) as reflected in the Interim Balance Sheet, (2) liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves according to Italian GAAP are included in the Interim Balance Sheet, (3) such imperfections of title and Encumbrances that do not detract materially from the value or interfere materially with the present use of the property subject thereto or affected thereby  (collectively, “Permitted Encumbrances”).  Schedule 2.23(b) of the Disclosure Schedule lists, and the Company has Made Available to Buyer a correct and complete copy of, each real property lease to which the Company is a party.

(c) The tangible Assets and Properties owned, leased or licensed by the Company are in good condition and repair in all material respects (subject to normal wear and tear).

(d) All interests held by the Company as lessee or licensee of real property are free and clear of all Encumbrances, except as set forth in the applicable lease or license to the Company and for Permitted Encumbrances.  The Company has enjoyed uninterrupted and undisputed possession of the real properties that have been taken on lease or license by them, and there are no material disputes with respect to any such lease or license.

(e) All payments required to be made by the Company pursuant to the real property that is taken by them on lease or license have been duly paid and the Company is not in material default in performing any of its other obligations under any Contract with respect to such real property.

(f) The Company has not sub-leased or sub-licensed, or otherwise granted to any Person, the right to use or occupy any real property.

(g) The Company has no outstanding options or rights of first refusal to purchase any leased real property or any portion thereof or interest therein.

2.24 Assets

The Company owns all its Assets free and clear of all Liens and Encumbrances.  There is no outstanding Company Indebtedness, and the Company has no Liabilities except for the obligations associated with the Contracts set forth on Schedule 2.24 (the “Assumed Contracts”) and the liabilities reflected in the Interim Balance Sheet and those incurred in the ordinary course of business following the Interim Balance Sheet Date and until the Closing Date.

2.25 Brokers’ Fees; Transaction Expenses

The Company has no Liability to pay any fees or commissions to any broker, finder, securities intermediary or agent with respect to the Transactions based upon arrangements made by or on behalf of the Company.  Neither Buyer nor the Company (after the Closing Date) will incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company in connection with the transactions contemplated by this Agreement or otherwise.

Article 3

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers in each case in the form of an absolute and independent guarantee to Sellers that the statements in the following paragraphs of this Article 3 are all true and complete on the date hereof:

3.1 Organization and Power

Buyer (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted and (c) is qualified to do business and is in good standing in every jurisdiction where such qualification is required, except where the failure so to qualify would not have a material adverse effect on the ability of Buyer to consummate the Transactions.

3.2 Authorization; Enforceability

Buyer has the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the consummation of the Transactions by Buyer have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by the other parties, represents the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.3 Noncontravention

(a) The execution, delivery and performance of the Transaction Documents by Buyer and the consummation of the Transactions do not and will not (1) conflict with, result in or constitute a violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in each case in accordance with, any provision of the organizational documents of Buyer, (2) result in the creation of an Encumbrance on any Properties or Assets of Buyer, (3) subject to the making of filings and registrations and the receipt of consents and approvals provided for in Section 3.3(b), conflict with, result in or constitute a material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Law or Permit applicable to Buyer, or (4) conflict with, result in or constitute a material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Contract applicable to Buyer or any of its Assets or Properties, except in the case of the foregoing clauses (2), (3) and (4) as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Transactions.

(b) No Permit or Order of, or registration or filing with or declaration or notification to any Governmental Authority is required by or with respect to Buyer in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions.

3.4 Sufficient Funds

Buyer will have all of the funds available as and when needed that are necessary to consummate the Transactions and to perform its obligations under this Agreement.  Buyer’s obligations under this Agreement are not subject to a condition regarding Buyer’s obtaining of funds to consummate the Transactions.

3.5 Absence of Litigation

Buyer is not subject to any pending or, to the knowledge of Buyer, threatened Action that would prevent or delay Buyer from (a) executing and delivering the Transaction Documents, or (b) performing Buyer’s obligations pursuant to, or observing any of the terms and provisions of, the Transaction Documents.

Article 4

ADDITIONAL AGREEMENTS

4.1 Tax Matters

(a) Cooperation.  Without limiting any of the other provisions of this Section 4.1, after the Closing, Buyer shall and shall cause the Company to, and the Sellers shall, as to each such Person, using commercially reasonable efforts, cooperate fully, as and to the extent reasonably requested by any of them, in connection with the filing of Tax Returns pursuant to this Agreement and any audit or Action with respect to Taxes.  After the Closing, Buyer shall retain all books and records with respect to Tax matters of the Company which are or may be pertinent to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations and shall make them available to the Sellers in connection with any audit of the Company which could give rise to an indemnification obligation of any of the Indemnitors.

(b) Tax Returns.  Buyer shall prepare all Tax Returns of or relating to the Company for the Straddle Period and for any Tax period ending on or before the Closing Date that are due after the Closing Date, which shall, except as otherwise required by applicable Law, be prepared consistently with past practice and shall provide a copy of each such income or other material Tax Return to the Sellers at least twenty Business Days before the due date for filing such Tax Return for the Sellers’ review.  With respect to income and other material Tax Returns relating to any Tax period ending on or before the Closing Date or relating to any Straddle Period, Buyer shall reflect in such Tax Returns all reasonable written comments made by the Sellers with respect to such Tax Returns received by Buyer at least ten Business Days prior to the due date for filing.  Except as required by Law or as required by the final resolution of a Tax proceeding governed by Section 6.9 (which shall govern in case of any conflict with this Section 4.1(b)), Buyer shall not amend any Tax Return of or relating to the Company for any Tax period ending on or before the Closing Date without the written consent of the Sellers (which shall not be unreasonably withheld or delayed).

4.2 Certain Taxes and Fees

All Transfer Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions, payable by the Sellers or the Company (pursuant to Contract or otherwise) will be paid and borne by the Sellers when due in proportion to their respective pro rata ownership of the quotas of Company Capital prior to the Closing, and the Sellers will, at the Sellers’ expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fees and charges.

4.3 Release of Claims

(a) Release.  Upon and subject to the Closing and by accepting the consideration contemplated by Section 1.1(b), each Seller, on behalf of itself and its successors, assigns, heirs, executors, legatees, administrators, beneficiaries, representatives, agents and any Seller Affiliates (the “Releasing Parties”), fully, finally and irrevocably releases, acquits and forever discharges the Company and Buyer, each of their respective officers, governors, predecessors, Controlled Affiliates, successors and assigns, and the beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Released Parties”), from any and all commitments, actions, charges, complaints, promises, agreements, controversies, debts, claims, counterclaims, suits, causes of action, damages, demands, Liabilities, obligations, costs and expenses of every kind and nature whatsoever, whether arising from any express, implied, oral, or written contract or agreement or otherwise, known or unknown, past, present or future, at law or in equity, contingent or otherwise (collectively, a “Potential Claim”), that such Releasing Parties, or any of them, had, has or may have had at any time in the past until and including the Closing, against the Released Parties, or any of them, for or by reason of any matter, cause or thing whatsoever occurring at any time at or prior to the Closing with respect to the Company (the “Released Matters”), except that the Released Matters do not include, and nothing in this Agreement shall affect or be construed as a waiver or release by the Releasing Parties of, any Potential Claim by such Releasing Parties arising from or relating to (1) fees, salary, reimbursement for expenses, bonuses, change of control payments, or other compensation or employment benefits earned or accrued by or for the benefit of such Releasing Parties prior to the Closing in respect of services performed by such Seller as an employee or governor of the Company (provided that the foregoing exception in this clause (1) shall not include any Potential Claim relating to the right to acquire any Equity Participations of the Company or of Buyer), (2) any rights or benefits available to any Releasing Party or its agents under this Agreement (including the right to receive or payment of the consideration for the Company Capital and disclosed in the Spreadsheet, in each case on and subject to the terms and conditions set forth in this Agreement) or any agreement entered into by such Releasing Party in connection with the Transactions, (3) any amounts payable to such Releasing Party to the extent constituting Change of Control Payments, and (4) claims that cannot be released as a matter of Law.  As used in this Section 4.3, the term “Seller Affiliates” includes such Sellers’ governors, officers, controlling Persons, employees, counsel, advisors and affiliated investment funds, if any, and, for the avoidance of doubt, shall not include any of such Sellers’ or the Sellers’ Affiliates’ portfolio companies or limited partners.

(b) No Transfer of Potential Claims.  Each Seller represents and warrants to the Released Parties that such Seller has made no assignment or transfer of any of the Potential Claims for any Released Matter.

(c) Waiver of Unknown Claims.  With respect to any and all Potential Claims for any Released Matter, each Seller expressly waives and relinquishes, and the other Releasing Parties shall be deemed to have expressly waived and relinquished, any and all provisions, rights and benefits conferred by any Law of any jurisdiction or principle of common law that provides that a general release does not extend to claims that are unknown or unsuspected to the releasor at the time the releaser executes the release, even if knowledge of such claims by the releaser would have materially affected his or her settlement with the debtor.  Each Seller acknowledges that the inclusion of such unknown Potential Claims herein was separately bargained for and was a key element of this Section 4.3.  Each Seller acknowledges, and the other Releasing Parties shall be deemed to have acknowledged, that they may hereafter discover facts which are different from or in addition to those that they may now know or believe to be true with respect to any and all Potential Claims herein released and agree that all such unknown Potential Claims are nonetheless released and that this Section 4.3 shall be and remain effective in all respects even if such different or additional facts are subsequently discovered.  Furthermore, each Seller, by signing this Agreement, hereby agrees to waive any and all rights of pre-emption or first refusal or other rights of or restrictions on the transfer of any of the Company Capital conferred by the Charter Documents or any Contract with respect to the transfers of Company Capital provided for in this Agreement.

(d) Covenant Not to Sue.  Each Seller hereby irrevocably covenants to refrain from and, if such Seller Controls any Releasing Parties, to cause such Releasing Parties to refrain from, asserting any Potential Claim, or commencing, instituting or causing to be commenced, any action, proceeding, charge, complaint, or investigation of any kind against any of the Released Parties, in any forum whatsoever (including, without limitation, any administrative agency), that arises out of, relates in any way to, or is based upon, any of the Released Matters.

(e) Sufficiency of Consideration.  Each Seller acknowledges and agrees that the Closing Cash Consideration and the right to receive any Escrow Payment paid in respect of Company Capital, owned beneficially or of record by such Seller and payable to such Seller pursuant hereto, and the covenants of Buyer contained herein, provide good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Section 4.3.

(f) Basis of Defense; Attorneys’ Fees.  This Section 4.3 may be pleaded by the Released Parties as a full and complete defense and may be used as the basis for an injunction against any action at law or equity instituted or maintained against them in violation of this Section 4.3.  In the event any Potential Claim is brought or maintained by any Seller or any Releasing Party against the Released Parties in violation of this Section 4.3, such Seller shall be responsible for all costs and expenses, including reasonable attorneys’ fees, incurred by the Released Parties in defending same.

4.4 Continuing Employees

With respect to the Continuing Employees, the Sellers shall be responsible for removing any restrictions preventing such individuals from working as employees of the Company as of the Closing and shall pay all costs associated with any such removals.

4.5 Management

Buyer shall endeavor to hire a new Director of Engineering, to be agreed upon by Buyer and the Representative, who will manage engineering for the Company after the Closing.

4.6 Termination or Assignment of Brokers’ Agreements

Prior or upon the Closing, the Company shall either (i) pay in full and terminate all arrangements or agreements with any broker, finder, securities intermediary or agent with respect to the Transactions (“Brokers’ Agreements”) or (ii) assign to the Sellers, and the Sellers shall assume, all Brokers’ Agreements, including all Liabilities thereunder.

4.7 Further Assurances

On and after the Closing Date, each Party shall from time to time, at the reasonable request of any other Party, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such documents and other instruments, and take such actions, as such Party may reasonably request in order to effectuate the Transactions.

4.8 License Grant

Each Seller agrees to grant and hereby grants to Company a non-exclusive, worldwide, royalty-free, perpetual, irrevocable, transferable license (with the right to sublicense) under the Seller Intellectual Property to make, use, offer for sale, sell, import, reproduce, distribute, prepare derivative works of, perform, display, and otherwise exploit any and all Technology, including the Company Products.

4.9 Quotaholders’ meeting

The Sellers shall cause the ordinary quotaholders’ meeting of the Company to be held in order to resolve upon the appointment as new members of the board of directors of the individuals who will have been indicated in writing by the Buyer before the Closing Date.

ARTICLE 5

CLOSING CONDITIONS

5.1 Conditions to Obligations of Each Party.

The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction or waiver at or before the Closing of each of the following conditions:

(a) Regulatory Approvals. All approvals of Governmental Entities required to be obtained in connection with Transactions contemplated hereby shall have been obtained.

(b) No Injunctions or Restraints; Illegality. The consummation of the Transactions shall not then be restrained, enjoined or prohibited by any Order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any Governmental Authority with oversight of Antitrust Laws in connection with the Transactions contemplated by this Agreement.

5.2 Additional Conditions to Obligations of the Sellers.

The obligations of the Sellers to consummate the Transactions will be subject to the satisfaction, or written waiver by the Sellers, at or before the Closing of each of the following conditions:

(a) Representations and Warranties of Buyer. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all respects at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct or true and correct as of such specified date or time)

(b) Covenants of Buyer. Buyer will have performed and complied in all material respects with all of its covenants, obligations and conditions in this Agreement that are required to be performed and complied with by it at or before the Closing.

(c) RSU Agreements. Buyer shall have executed the restricted stock unit agreement substantially in the form attached hereto as Exhibit G (“RSU Agreement”) with the Sellers listed in Exhibit G and Buyer shall not be in breach of such RSU Agreement as of the Closing.

5.3 Additional Conditions to the Obligations of Buyer

The obligations of Buyer to consummate the Transactions will be subject to the satisfaction, or written waiver by Buyer, at or before the Closing of each of the following conditions:

(a) Representations, Warranties and Covenants of the Company and the Sellers. The representations and warranties of the Company and the Sellers in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except that any representations or warranties that expressly speak as of a specified date or time need be true and correct only as of such specified date or time). The Sellers will have performed and complied in all material respects with all of their respective covenants, obligations and conditions in this Agreement that are required to be performed and complied with by them at or before the Closing.

(b) Receipt of Closing Deliveries. At any time on or prior to the Closing (unless a specific time is otherwise specified below) the Company shall have delivered, or caused to be delivered, to Buyer the following:

(1) Termination or Assignment of Brokers’ Agreements. The Company shall have either (i) paid in full and terminated all Brokers’ Agreements, or (ii) assigned to the Sellers, and the Sellers shall have assumed, all Brokers’ Agreements, including all Liabilities thereunder. In addition, the Sellers shall have delivered to Buyer copies of all documents by which the Brokers’ Agreements have been so terminated or assigned in form and substance acceptable to the Buyer.

(2) Continuing Employment Agreements. The Continuing Employment Agreements, executed and delivered concurrently with the execution of this Agreement, shall be in full force and effect (subject to applicable Law and other than any failure to be in full force and effect resulting from any termination by Buyer or the death or disability of the other party thereto) at the Closing, and none of the Continuing Employees shall have expressed an intent to terminate his or her employment.

(3) Termination of the consultancy agreement with Mr. Simone Invernizzi. The Company shall have terminated the consultancy agreement with Mr. Simone Invernizzi at no cost to the Company. In addition, the Sellers shall have delivered to Buyer copy of all documents by which such agreement have been so terminated in form and substance acceptable to the Buyer.

(4) Resignation of Officers and Governors. Written resignations from each of the officers and governors of the Company from their positions as officers and governors of the Company, effective as of the Agreement Date in a form reasonably acceptable to Buyer.

(c) No Material Adverse Effect. No event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on the Company shall have occurred.

ARTICLE 6

SURVIVAL, ESCROW FUND AND INDEMNIFICATION

6.1 Survival

The representations and warranties of the Company and the Sellers contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement will survive in full force and effect until, and terminate eighteen (18) months after, the Closing, except that (a) the Fundamental Representations will survive until, and terminate upon, the expiration of the applicable statute of limitations and (b) that in the event of intentional misrepresentation or fraud with respect to a representation or warranty, such representation or warranty shall survive the Closing and shall remain in full force and effect until the expiration of the statute of limitations; provided that, if a Claim Notice is submitted in accordance with Section 6.6 prior to the applicable termination date for a representation or warranty, in which case the survival period for such representation or warranty solely as to the Liability Claim that is the subject of such Claim Notice will survive until such specific Liability Claim has been finally resolved. The representations and warranties of Buyer contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement shall survive until, and terminate upon, the expiration of the applicable statute of limitations. Except as otherwise expressly provided in this Agreement, each covenant hereunder will survive the Closing in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, it is the intention of the Parties that the survival periods described in this Section 6.1 supersede any applicable statute of limitations with respect to the applicable representations, warranties, covenants and agreements.

6.2 Escrow Fund

From and after the Closing, for the period described in this Article 6, the Escrow Fund will be available to compensate Buyer (on behalf of itself or any other Indemnified Person) for Losses upon the terms and subject to the conditions and other limitations contained in this Article 6.

6.3 Indemnification

(a) From and after the Closing, subject to this Article 6, the Sellers, each in proportion to their respective pro rata ownership of the quotas of Company Capital prior to the Closing and without any joint liability among themselves (in their capacity as such, the “Indemnitors”) will indemnify and hold harmless Buyer and its Affiliates (including, after the Closing, the Company) and their respective officers, directors, agents, attorneys and employees, and each Person who Controls or may Control Buyer or the Company (each of the foregoing, an “Indemnified Person”) from and against any and all actual losses, Liabilities, damages, costs and expenses, including costs of investigation and defense, reasonable legal and consulting fees, arbitration and court costs, deficiencies, dues, Taxes, and any interest costs or penalties (collectively, “Losses”), actually suffered or incurred by an Indemnified Person to the extent arising out of, related to, or resulting directly from the following:

(1) any failure of any representation, warranty or certification made by the Sellers in Article 2 or any certificate relating to Article 2 that is required to be delivered to Buyer in accordance with this Agreement to be true and correct on the Agreement Date (except that those representations and warranties that address matters only as of a particular date need be true and correct only as of such date); provided that the determination of the amount of Losses arising out of or resulting from such failure shall be made as if “material,” “in all material respects,” “Material Adverse Effect” or similar qualifiers and all dollar thresholds were not included therein; provided further that, for the avoidance of doubt, when determining whether any such representation, warranty or certificate that is qualified by “material,” “in all material respects,” “Material Adverse Effect” or similar qualifiers or dollar thresholds is so true and correct, such qualifiers and dollar thresholds shall not be disregarded;

(2) any breach of or default in connection with any of the covenants or agreements made by the Sellers in this Agreement;

(3) any claims or Actions by or purportedly by or on behalf of any holder or former holder of Company Capital or Equity Participations of the Company that relate or purport to relate to the Transactions that, if meritorious, would constitute or give rise to an inaccuracy in or breach of any representation or warranty made by the Sellers in this Agreement or an inaccuracy in the Spreadsheet;

(4) any Taxes attributable to any period or portion thereof ending on or before the Closing Date (the “Pre-Closing Tax Liabilities”);

(5) all Change of Control Payments; or

(6) all Transaction Fees.

(b) Indemnitor will indemnify and hold the Indemnified Persons harmless from and against all Losses suffered or incurred by an Indemnified Person to the extent arising out of, related to or resulting from any breach of or default in connection with any of the covenants or agreements contained in Section 4.3 (Release of Claims).

(c) In the case of any Taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of Pre-Closing Tax Liabilities based on or measured by income or receipts or relating to any value added tax or sales or use Tax will be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any Pre-Closing Tax Liabilities not based on or measured by income or receipts or relating to any sales or use Tax for a Straddle Period will be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending at the end of the day that is the Closing Date and the denominator of which is the number of days in such Straddle Period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the portion of a Straddle Period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period; provided, further, that notwithstanding any other provision of this Agreement, any Change of Control Tax Amount shall be considered to be a Pre-Closing Tax Liability.

6.4 Limitations on Indemnification

(a) The Indemnified Persons may not recover Losses from the Escrow Fund or the Indemnitors in respect of any claim for indemnification under Section 6.3(a) unless and until the total amount of all Losses arising out of or resulting from the matters described in Section 6.3(a) that have been incurred or paid by the Indemnified Persons exceeds USD 25,000 (the “Indemnification Threshold”), it being understood that if the total amount of such Losses exceeds the Indemnification Threshold, then the Indemnified Persons shall be entitled to be indemnified for the amount by which such Losses exceed the Indemnification Threshold; provided, that the Indemnified Persons will be entitled to recover for, and the Indemnification Threshold will not apply to, any Losses in connection with intentional misrepresentation or fraud by the Company.

(b) Recovery by Indemnified Persons of their Losses will be subject to the following limitations:

(1) Except as otherwise set forth in this Section 6.4, with respect to Losses claimed under Section 6.3(a)(1) as a result of breaches of or inaccuracies in any representation or warranty made in this Agreement (other than Fundamental Representations), an Indemnified Person may recover its Losses only from the Escrow Fund.

(2) With respect to Losses in connection with intentional misrepresentation or fraud by the Company in this Agreement, any other Transaction Document or any certificates or other instruments delivered by or on behalf of the Company pursuant to this Agreement or claimed under Section 6.3(a)(1) as a result of breaches of or inaccuracies in the Fundamental Representations and Sections 6.3(a)(2), 6.3(a)(3), 6.3(a)(4), 6.3(a)(5) and 6.3(a)(6), an Indemnified Person may recover its Losses (A) from the Escrow Fund and (B) to the extent such Losses exceed the amount recovered from the Escrow Fund, directly from the Indemnitors.

(3) Notwithstanding anything to the contrary herein, no individual Seller shall be severally liable for Losses in respect of any claim for indemnification under Section 6.3(a) in excess of the total amount of consideration such Seller has received pursuant to Section 1.1; provided that such limitation shall not apply to any Losses in connection with intentional misrepresentation or fraud.

(c) Other than pursuant to Section 6.3(a)(1) in connection with a breach of a representation or warranty by the Company herein or fraud or willful misrepresentation by the Company, the Indemnified Persons shall have no claim or right to recovery, and none of the Indemnitors shall have or be subject to any liability to the Indemnified Persons with respect to any projections, business plans, budgets of future revenue of the Company.

(d) Except as otherwise required by applicable Law, the Parties shall treat any indemnification payments made under this Agreement as an adjustment to the purchase price paid under this Agreement for accounting and Tax purposes.

(e) Indemnitor will not have any right of contribution, right of indemnity or other right or remedy against Buyer, the Company or any other Indemnified Person for any indemnification payments made by Indemnitor (whether directly or out of the Escrow Fund) pursuant to this Article 6.

(f) No Indemnified Person’s rights under this Article 6 will be adversely affected by any investigation conducted, or any knowledge acquired or capable of being acquired, by such Indemnified Person at any time, whether before or after the Agreement Date, or by the waiver of any condition to Closing. No Indemnified Person shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Person to be entitled to indemnification hereunder.

(g) From and after the Closing, the remedies contained in this Article 6 are intended to provide the sole and exclusive remedy of each Indemnified Person for matters arising out of this Agreement; provided, however, that nothing in this Article 6 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance, injunction or other equitable remedies to enforce the Parties’ obligations under this Agreement, or limit recovery against an Indemnitor for such Indemnitor’s fraud or such Indemnitor’s willful breach of any of the covenants or agreements contained in Section 4.3 (Release of Claims). In particular, but without limitation, no breach or inaccuracy, even if material, of any representations, warranties, undertakings or covenants of the Sellers will give rise to any right on the part of the Buyer to rescind or terminate this Agreement.

(h) Losses shall be calculated net of actual recoveries received by Buyer or the Company has received or is entitled to receive from any third party including an insurer (net of any actual costs of recovery or collection, deductibles, retroactive premium adjustments, reimbursement obligations or other costs directly related to the insurance claim and deductibles) with reference to the specific matter which is the subject of the request for indemnification; provided that neither Buyer nor the Company shall have any obligation to take any action to obtain such payments or to obtain or maintain any such insurance policies.

(i) If any Liability Claim is based upon a liability which is contingent only, the Buyer shall be entitled to send a Claim Notice also for the purpose of the Escrow Agreement but the Sellers shall not be obliged to make any indemnification payment to Buyer unless and until such contingent liability becomes due and actually payable.

6.5 Escrow Claim Period

The period during which claims for indemnification from the Escrow Fund may be initiated (the “Claim Period”) will commence at the Closing Date and terminate eighteen months thereafter (the “Claim Period Expiration Date”). However, on the one year anniversary of the Closing Date (the “Interim Claim Period Expiration Date”), in the event there is more than $2 million remaining in the Escrow Fund, the amount of funds determined by subtracting such remaining amount of funds in the Escrow Fund by $2 million shall be released to the Sellers. Notwithstanding anything contained in this Agreement or the Escrow Agreement to the contrary, on the Interim Claim Period Expiration Date or the Claim Period Expiration Date and thereafter, such portion of the Escrow Fund equal to the amount of Losses that are reasonably expected to be paid, suffered or sustained by the Indemnified Persons arising out of or resulting from any unresolved or unsatisfied Liability Claims specified in any Claim Notice delivered to the Escrow Agent on or before the Interim Claim Period Expiration Date or Claim Period Expiration Date, as applicable, will remain in the Escrow Fund until such Liability Claims have been resolved or satisfied or are no longer reasonably expected to be paid, suffered or sustained.

6.6 Claims for Indemnification

At any time that an Indemnified Person desires to claim a Loss (a “Liability Claim”) that it reasonably believes is indemnifiable under Section 6.3, Buyer will deliver a notice of such Liability Claim (a “Claim Notice”) to the Representative and to the Escrow Agent (if applicable), together with all reasonably available documentation which may be necessary for the purposes of enabling the Sellers to be informed and take all appropriate actions in respect of the Loss that is the subject of the Liability Claim. A Claim Notice will describe the Liability Claim in reasonable detail and the provisions of the Agreement that Buyer believes entitles it to indemnification, and indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or is reasonably expected to be paid, suffered or sustained by the Indemnified Persons. To the extent that the amount of a Loss is not determinable as of the date of delivery of a Claim Notice, Buyer may deliver a Claim Notice stating the maximum amount of Loss that Buyer in good faith estimates or anticipates that an Indemnified Person is reasonably likely to pay or suffer, except that Buyer’s provision of an estimated or anticipated amount of Loss will not limit the Loss recoverable or recovered by an Indemnified Person, except as provided in Section 6.5. No delay in or failure to give a Claim Notice by Buyer to the Representative (or in the case of a Liability Claim seeking recovery from the Escrow Fund, the Escrow Agent, or the applicable Indemnitor) pursuant to this Section 6.6 will adversely affect any of the other rights or remedies that Buyer has under this Agreement or alter or relieve the Indemnitors of their obligations to indemnify the Indemnified Persons pursuant to this Article 6, except and to the extent (and only to the extent) that such delay or failure has prejudiced the Indemnitors.

6.7 Objections to and Payment of Claims

(a) The Representative may object to any Liability Claim set forth in such Claim Notice by delivering written notice to Buyer (with a copy to the Escrow Agent if a Claim Notice was delivered to the Escrow Agent) of the Representative’s objection (an “Objection Notice”). Such Objection Notice must describe the grounds for such objection in reasonable detail.

(b) If an Objection Notice is not delivered by the Representative to Buyer (with a copy of the Escrow Agent if a Claim Notice was delivered to the Escrow Agent) within twenty Business Days after delivery by Buyer of the Claim Notice, such failure to so object will be an irrevocable acknowledgment by each Party (including the Sellers) that the Indemnified Persons are entitled to indemnification under Section 6.3 for the Losses set forth in such Claim Notice in accordance with this Article 6.

(c) If the Claim Notice is delivered to the Escrow Agent and the Representative and no Objection Notice is delivered to the Escrow Agent within twenty Business Days of the delivery of the Claim Notice, or an Objection Notice is delivered to Buyer and the Escrow Agent within twenty Business Days of the delivery of the Claim Notice, but such Objection Notice states that it was, or admits liability, only with respect to a portion of the Losses claimed in the Claim Notice, the Escrow Agent will deliver to Buyer as soon as practicable cash from the Escrow Fund having a value equal to (1) the amount of the Losses set forth in such Claim Notice, if no Objection Notice was delivered to the Escrow Agent, or (2) the amount of the portion of the Losses set forth in such Claim Notice to which no objection is made, if an Objection Notice was delivered to Buyer and the Escrow Agent, provided that, to the extent that the amount of the Losses set forth in the Claim Notice (or portion thereof) is an estimate, Buyer (on behalf of itself or any other Indemnified Person) will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses is finally determined; and provided further that, with respect to Liability Claims recoverable from the Escrow Fund, if the entire amount then in the Escrow Fund is insufficient to cover such Losses, and recovery directly from the Indemnitors is permitted hereunder, Indemnitor shall within ten Business Days of the determination of such Losses wire transfer to Buyer (on behalf of itself and any other Indemnified Persons) cash from the Escrow Fund having a value equal to any such shortfall.

(d) Notwithstanding anything to the contrary in this Agreement, the Indemnitors do not have any individual right to object to any claim made in a Claim Notice under this Article 6, and any and all claims made in a Claim Notice on behalf of the Indemnified Persons may be objected to only by the Representative.

(e) From the time that an Indemnified Person delivers a Claim Notice to the Seller (or the applicable Indemnitor) pursuant to Section 6.6 until the time that the dispute, claim or controversy underlying such Claim Notice has been resolved pursuant to Section 6.8, if reasonably requested by the Representative, Buyer will afford the Representative and his accountants, counsel and other representatives reasonable access during normal business hours and at the applicable normal work location to (i) all of the properties, books, Contracts, commitments and records of the Company that are materially related to the Liability Claim (other than with respect to Taxes), and (ii) any Continuing Employees who would reasonably be expected to have knowledge of the subject matter of the Liability Claim, in each case, as the Representative may reasonably request; provided, however, that the Representative shall be responsible for paying his own costs and expenses incurred in connection with his accountants’, counsels’ and representatives’ review of and access to such matters and people, and Buyer may restrict or otherwise prohibit access to any such properties, books, Contracts, commitments, records, information or Continuing Employees and officers to the extent that (A) any applicable Law requires Buyer or any of its Affiliates to restrict or otherwise prohibit access thereto, (B) access thereto would result in the waiver or other loss of any attorney-client privilege of Buyer or any of its Affiliates or the Company applicable to such documents or information or disclosure to the Sellers of attorney work product prepared by or for counsel for Buyer or any of its Affiliates or the Company, or (C) access to a Contract of Buyer or any of its Affiliates or the Company would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract.

6.8 Resolution of Objections to Claims

(a) If the Representative objects in writing to any Liability Claim made in any Claim Notice within twenty Business Days after delivery of such Claim Notice, the Representative and Buyer will attempt in good faith to agree upon the rights of Buyer and the Sellers with respect to each such Liability Claim. If the Representative and Buyer should so agree, a memorandum setting forth such agreement will be prepared and signed by both the Representative and Buyer. To the extent that a Liability Claim is recoverable from the Escrow Fund under Section 6.4, a copy of the memorandum setting forth the agreement will be delivered to the Escrow Agent. The Escrow Agent will be entitled to rely on any such memorandum and will distribute cash to Buyer as soon as practicable from the Escrow Fund. To the extent a Liability Claim is recoverable directly from the Indemnitor under Section 6.4, Indemnitor will promptly, and in no event later than ten Business Days after the Representative and Buyer enter into such memorandum, wire transfer to Buyer immediately available funds equal to the amount of cash agreed to be delivered to Buyer in the memorandum.

(b) If no such agreement can be reached after good-faith negotiation and after fifteen Business Days after delivery of an Objection Notice, either Buyer or the Representative (on behalf of the Indemnitors) (or the applicable Indemnitor) may start an arbitration pursuant to Section 7.13 to resolve the dispute. To the extent a Liability Claim is recoverable directly from any Indemnitors under Section 6.4, each such Indemnitor will promptly, and in no event later than ten Business Days after such Indemnitor is notified of the final resolution of any dispute in accordance with this Section 6.8(b), wire transfer to Buyer immediately available funds equal to the amount of Losses determined in accordance with this Section 6.8(b), except that if the final resolution provides for the payment of the Losses in another manner, the Indemnitors will make payment of the Losses according to the final resolution. If the amount of the Losses so determined is an estimate, then the Indemnitors will be required to make such payment within ten Business Days of the date that the amount of the Loss is finally determined.

6.9 Third-Party Claims

If Buyer or the Company receives written notice of a third-party claim that Buyer reasonably believes may result in a Liability Claim by or on behalf of an Indemnified Person, Buyer will notify the Representative (or the applicable Indemnitor) of such third-party claim and provide the Representative (or the applicable Indemnitor) the opportunity to participate at his own cost in, but not direct or conduct, any defense of such claim, except that the Representative (or the applicable Indemnitor) shall not be provided such opportunity to the extent that Buyer determines in good faith that such participation would reasonably be likely to result in the waiver or other loss of any attorney-client privilege applicable to such documents or information or disclosure of attorney work product prepared by or for counsel for Buyer or any Indemnified Person in respect of such claim it being understood that the Buyer shall use its reasonable efforts to minimize the amounts of the possible Losses arising in relation thereto to the extent within its control. The Representative’s participation will be subject to Buyer’s right to control such defense. Buyer will have the right in its sole discretion to settle any such claim, but if the Representative does not consent in writing to the settlement, the settlement will not be determinative of the amount of Losses relating to such matter or whether such Losses are indemnifiable Losses under this Article 6 that shall be eventually determined according to the arbitration procedure provided under Section 7.13. If the Representative consents in writing to the settlement, which consent shall be deemed to have been given unless the Representative shall have objected within twenty Business Days after receipt of a written request for such consent from Buyer, neither the Representative nor any Indemnitor will have any power or authority to object to the amount or validity of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement.

6.10 Appointment of Representative.

(a) By executing this Agreement, each Indemnitor shall be deemed to have approved the designation of and designates Mr. Alberto Broggi (the “Representative”) as the representative of the Indemnitors and as the attorney-in-fact and agent for and on behalf of each Indemnitor with respect to claims for indemnification under this Article 6 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement and the Escrow Agreement, including the exercise of the power to: (a) give and receive notices and communications to or from Buyer (on behalf of itself of any other Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such holders individually); (b) authorize the release or delivery to Buyer of all or a portion of the Escrow Amount in satisfaction of indemnification claims by Buyer or any other Indemnified Person pursuant to this Article 6 (including by not objecting to such claims); (c) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to,

(i) indemnification claims by Buyer or any other Indemnified Person pursuant to this Article 6 or (ii) any dispute between any Indemnified Person and any such Indemnitor, in each case relating to this Agreement or the Escrow Agreement; and (d) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Indemnitor with respect to the disposition, settlement or other handling of all claims under this Article 6 and all rights or obligations arising under this Article 6. The Indemnitors shall be bound by all actions taken and documents executed by the Representative in connection with this Article 6, and Buyer and other Indemnified Persons shall be entitled to rely on any action or decision of the Representative. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith. The individual serving as the Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount then on deposit with the Escrow Agent upon not less than five Business Days prior written notice to Buyer. No bond shall be required of the Representative, and the Representative shall receive no compensation for his services. Notices or communications to or from the Representative shall constitute notice to or from each of the Indemnitors. The Representative hereby agrees to be bound by this Agreement and accepts the obligations and responsibilities set forth in this Section 6.10.

(b) In performing the functions specified in this Agreement, the Representative shall not be liable to any Indemnitor in the absence of gross negligence or willful misconduct on the part of the Representative. Each Indemnitor shall severally (based on each such Indemnitor’s pro rata share of the Escrow Amount), and not jointly, indemnify and hold harmless the Representative from and against any loss, Liability or expense incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Representative (together, the “Representative Expenses”). If not paid directly to the Representative by the Indemnitors, such Representative Expenses may be recovered by the Representative from Escrow Amount otherwise distributable to the Indemnitors (and not distributed or distributable to any Indemnified Person or subject to a pending indemnification claim of any Indemnified Person) following the Claim Period Expiration Date, at the time of distribution, so long as the Representative has delivered to the Escrow Agent prior to such time a certificate setting forth such Representative Expenses actually incurred, and such recovery will be made from the Indemnitor according to their respective pro rata share of the Escrow Amount.

6.11 Indemnification of Buyer.

From and after the Closing, for the period described under this Article 6, the Buyer will be available to compensate the Sellers (on behalf of itself or any other Indemnified Person) for actual Losses which are a direct consequence of any breach of Buyer’s representations and warranties set out in Article 3 upon the terms and subjects to the conditions and other limitations contained in this Article 6.

ARTICLE 7

GENERAL PROVISIONS

7.1 Certain Interpretations

When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” All references in this Agreement to “USD” shall mean U.S. denominated dollars. The table of contents and headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document. Any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” under this Agreement.

7.3 Assignment

This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective legal successors and permitted assigns. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any Party to this Agreement by operation of Law or otherwise without the prior written consent of the other

Parties, and any attempt to do so will be void, except that Buyer may assign and delegate any or all of its rights, interests and obligations under this Agreement without any consent of the other Parties (a) after the Closing, to any of its Affiliates and (b) after the Closing, to any Person, as long as any such Person agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, provided that no such assignment or delegation will relieve Buyer of its obligations under this Agreement if such assignee does not perform such obligations.

7.4 Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by courier service, or mailed by registered or certified mail (return receipt requested) to the Parties at the following addresses:

(a)	if to Buyer to:

Ambarella, Inc.
3101 Jay Street Santa Clara, CA 95054
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Attention: Aaron Alter
Email: aalter@wsgr.com

(b)	if to the Sellers, to the Representative at:

Alberto Broggi

Parma
Italy

with a copy (which shall not constitute notice) to:

Nunziante Magrone
Studio Legale Associato
Foro Buonaparte 70
20121 Milano
Attention: Gianmarco Mileni Munari
Fax: +39 02 6570013

7.5 Confidentiality

The Parties shall keep, and shall cause their officers, directors, employees and consultants, including the auditors, to keep, secret and confidential this Agreement, all documents, materials and other information which it shall have obtained regarding the other Parties hereto and the Company during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, provided that neither Party shall be in breach of this undertaking by virtue of any disclosure required by applicable Law, or if necessary to enforce performance of this Agreement. The obligation of each Party to treat this Agreement and such documents, materials and other information in confidence shall not apply to any information which (a) is or becomes available to such Party from a third party source without any obligation of confidentiality, (b) is or becomes available to the public other than as a result of disclosure by such Party or its agents, or (c) is required to be disclosed under applicable Law or judicial process. The above confidentiality obligations shall remain in full force and effect, notwithstanding any termination of this Agreement, for a period of 60 (sixty) months after the Closing. The Sellers acknowledge that the Buyer is a publicly traded company and that any information obtained during the course of due diligence could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, the Sellers acknowledge and agree not to engage in any discussions, correspondence or transactions in the Buyer’s securities in violation of applicable securities laws.

7.6 Public Disclosure

Except as required by Law, neither the Sellers nor any of their representatives shall issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby without the written consent of Buyer.

7.7 Entire Agreement

The Transaction Documents and the documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all appendices, exhibits and schedules hereto and thereto, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, term sheets, letters of interest, correspondence (including e-mail) and undertakings, both written and oral, between Buyer, on the one hand, and the Company and the Sellers, on the other hand, with respect to the subject matter of this Agreement.

7.8 No Third Party Beneficiaries

Except as provided in Article 6, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.9 Specific Performance.

The rights and remedies of the Parties under this Agreement shall be cumulative (and not alternative). The Parties agree that, in the event of any breach or threatened breach by any Party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another Party: (a) such other Party shall be entitled, without proof of actual damages (and in addition to any other remedy that may be available to it) to: (1) an Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (2) an injunction restraining such breach or threatened breach; and (b) such other Party shall not be required to provide any bond or other security in connection with any such Order or injunction or in connection with any related Action.

7.10 Costs and Expenses

Each Party shall bear and pay its own legal and other professional costs in relation to this Agreement and the performance of the obligations contemplated by it, except that the costs of the notary related to the transfer of the Company Capital resulting from the execution of the Deed of Transfer will be borne by Buyer.

7.11 Severability

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.12 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.13 Arbitration.

(a) AAA Rules. Any claim or dispute arising out of or related to this Agreement, or the interpretation, making, performance, breach or termination thereof, shall (except as specifically set forth in this Agreement) be finally settled by binding arbitration in the Southern District of New York in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association and judgment upon the award rendered may be entered in any court having jurisdiction thereof. The arbitrator(s) shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a dispute.

(b) Selection of Arbitrators. A single arbitrator chosen by mutual agreement of Buyer and the Representative shall conduct the arbitration. Alternatively, at the request of Buyer, or of the Representative before the commencement of arbitration, three independent arbitrators, none of whom shall have any competitive interests with Buyer or the Sellers shall conduct the arbitration. Buyer, on one hand, and the Representative, on the other hand, shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator.

(c) Discovery. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions for discovery abuses, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.

(d) Decision. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim shall be final, binding and conclusive upon the Parties. Such decision shall be written and shall be supported by written findings of fact and conclusions that shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Within thirty (30) days of a decision of the arbitrator(s) requiring payment by one Party to another, such Party shall make the payment to such other Party.

(e) Other Relief. The parties to the arbitration may apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction or other interim or conservatory relief, as necessary, without breach of this arbitration provision and without abridgement of the powers of the arbitrator(s).

7.14 USA Patriot Act

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For non-individual persons such as a business entity, a charity, a trust or other legal entity, the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Sellers agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law.

7.15 Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

[signature page follows]

IN WITNESS WHEREOF, Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by them or their respective officers or trustees thereunto duly authorized.

BUYER:

AMBARELLA, INC.

By:	/s/ George Laplante

Name:	George Laplante

Title:	Chief Financial Officer

IN WITNESS WHEREOF, Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by them or their respective officers or trustees thereunto duly authorized.

SELLERS:

UNIVERSITy of parma

By:	/s/ Loris Borghi
Name:	Loris Borghi
Title:	Rector

ALBERTO BROGGI

/s/ Alberto Broggi

MASSIMO BERTOZZI

/s/ Massimo Bertozzi

LUCA BOMBINI

/s/ Luca Bombini

STEFANO CATTANI

/s/ Stefano Cattani

PIETRO CERRI

/s/ Pietro Cerri

REAN FEDRIGA

/s/ Rean Fedriga

MIRKO FELISA

/s/ Mirko Felisa

PAOLO GRISLERI

/s/ Paolo Grisleri

PAOLO MEDICI

/s/ Paolo Medici

PIER PAOLO PORTA

/s/ Pier Paolo Porta

PAOLO ZANI

/s/ Paolo Zani

Annex A

Definitions

Action

Shall mean any criminal, judicial, administrative or arbitral action, investigation of which a Party has knowledge, audit, charge, claim, complaint, demand, litigation, mediation, proceeding or suit, whether civil, criminal, administrative or judicial commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

Affiliate

Shall mean, when used with reference to any Person, another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

Agreement	Shall have the meaning set forth in the Preamble.
Agreement Date	Shall have the meaning set forth in the Preamble.
Anti-bribery Laws	Shall have the meaning set forth in Section 2.19(b).
Antitrust Laws

Shall mean all federal, state or regional statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws of any country or jurisdiction, including antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessoning competition through merger or acquisition.

Assets and/or Properties

Shall mean, with respect to any Person, all assets of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods, and Intellectual Property.

Assumed Contracts	Shall have the meaning set forth in Section 2.24.
Business Days	Shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the Cayman Islands or Parma, Italy.
Buyer	Shall have the meaning set forth in the Preamble.
Change of Control Payments

Shall mean the aggregate gross amount of all change of control, bonus, termination, retention, severance, forgiveness of Indebtedness, increase in benefits, Tax gross-up or other similar payments, and bonuses in respect of foregone equity, (a) that are accrued, incurred or payable by the Company prior to, at or after the Closing pursuant to any Employee Benefit Plan or Contract of the Company in effect at or prior to the Closing, or (b) that are otherwise obligations of the Company that are accrued or incurred prior to, at or after the Closing, whether payable prior to, at or after Closing that are based on arrangements entered into by the Company prior to the Closing, in the case of each of clauses (a) and (b), to any Person as a result of the consummation of the Transactions (but excluding those amounts contemplated by Section 1.1).

Change of Control Tax Amount

Shall mean the aggregate amount of any Liability of the Company that has not been paid prior to the Closing for any Taxes (including payroll or similar Taxes and withholding Taxes) payable as a result of or in connection with the Transactions.

Charter Documents	Shall have the meaning set forth in Section 2.2.
Claim Notice	Shall have the meaning set forth in Section 6.6.

Claim Period	Shall have the meaning set forth in Section 6.5
Claim Period Expiration Date	Shall have the meaning set forth in Section 6.5
Closing	Shall have the meaning set forth in Section 1.2.
Closing Cash Consideration	Shall mean the Purchase Consideration minus the Escrow Amount.
Closing Date	Shall have the meaning set forth in Section 1.2.
Code	Shall mean the U.S. Internal Revenue Code of 1986, as amended.
Company	Shall have the meaning set forth in the Preamble.
Company Capital	Shall have the meaning set forth in Section 2.3(a).
Company Indebtedness

Shall mean the aggregate of the following, without duplication: (a) any Liability of the Company (1) for borrowed money (including the current portion thereof), (2) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (4) with respect to leases required to be accounted for as capital leases under Italian GAAP or (5) incurred, issued or assumed as the deferred purchase price of property (excluding, in each case, accounts payable and trade payables, in each case incurred in the ordinary course of business); (b) any Liability of other Persons described in clause (a) that the Company has guaranteed, that is recourse to the Company or any of their Assets and Properties or that is otherwise the legal Liability of the Company; and (c) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any amounts of the nature described in clauses (a)(1), (2) or (3).

Company Intellectual Property	Shall have the meaning set forth in Section 2.8(a).
Company Material Contract	Shall have the meaning set forth in Section 2.22.
Company Products	Shall have the meaning set forth in Section 2.8(b).
Company Registered Intellectual Property	Shall have the meaning set forth in Section 2.8(c).
Company Sites	Shall have the meaning set forth in Section 2.8(l).
Company Source Code	Shall have the meaning set forth in Section 2.8(a).
Continuing Employees	Shall have the meaning set forth in the Recitals.
Continuing Employment Agreement	Shall have the meaning set forth in the Recitals.
Contract

Shall mean with respect to any Person, any agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, instrument, commitment, promise, undertaking or other binding arrangement, whether written or oral: (a) to which such Person is a party; or (b) by which such Person or any of its assets is bound or under which such Person has any obligation.

Control

Shall mean, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The verb “Control” and the term “Controlled” have the correlative meanings.

Customer License Agreements

Shall mean non-exclusive end user licenses to the object code form, or service or access agreements (including SaaS agreements), for the Company Products granted in the ordinary course and that are in form or substance substantially the same as Company’s standard agreements, copies such standard agreements which have been Made Available to Buyer.

Employee	Shall mean any current or former or retired employee of the Company.
Employee Agreement

Shall mean each management, employment, change of control, separation, settlement, retention, bonus, severance, consulting, relocation, repatriation, expatriation, via, work permit or other agreement, contract or understanding between the Company and any Employee.

Employee Benefit Plan

Shall mean (1) all health, medical, vision, dental, welfare, severance pay, salary continuation, bonus, incentive, stock option, stock or stock-related, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, policies, practices or arrangements of any kind, and (2) all Employee Agreements, and (3) all other employee benefit plans, contracts, programs, funds, policies, practices or arrangements (whether written or oral, funded or unfunded, currently effective or terminated) and any trust, escrow or similar agreement related thereto, whether or not funded, that are sponsored, maintained or contributed to by the Company or any Affiliate of the Company for the benefit of any Employees or with respect to which the Company or may have any Liability or obligation (each the items referenced in the foregoing clauses (1) – (3) being hereinafter individually referred to as an “Employee Benefit Plan”).

Encumbrance	Shall mean any mortgage, pledge, hypothecation, security interest, encumbrance, title defect, lien or charge, other than any restriction or limitation imposed by this Agreement.
Environmental Law

Shall mean any Law which prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Occupational Safety and Health Act, the Clean Water Act, Directive 2012/19/EU of the European Parliament and of the Council on waste electrical and electronic equipment (“WEEE”), Directive 2011/65/EU of the European Parliament and of the Council on the restriction on the use of certain hazardous substances in electrical and electronic equipment and any implementing Laws (“ROHS”), the Administrative Measures on the Control of Pollution Caused by Electronic Information Products (“China ROHS”), Regulation (EC) No. 1907/2006 of the European Parliament and of the Council concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”), and any implementing Laws, all as amended at any time.

Equity Participations

Shall mean, with respect to a Person, any (a) share, quota, security, participation right and any other present or future right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the revenues, dividends or equity appreciation of such Person, including capital stock, membership interests, units, performance units, options, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (b) commitments of such Person to issue any of the foregoing.

Escrow Agent	Shall have the meaning set forth in the Recitals.
Escrow Agreement	Shall have the meaning set forth in the Recitals.
Escrow Amount	Shall mean 4,000,000 USD as may be decreased from time to time pursuant to the Escrow Agreement.
Escrow Fund	Shall mean the escrow account established by the Escrow Agent to administer the Escrow Amount pursuant to the Escrow Agreement.

Escrow Payment

Shall mean any portion of the Escrow Amount (as may be reduced in accordance with Article 6), that is released from the Escrow Fund and becomes payable in cash to the Indemnitors in accordance with the Escrow Agreement and the provisions of this Agreement.

Export Approvals	Shall have the meaning set forth in Section 2.19(d).
Financial Controls	Shall have the meaning set forth in Section 2.14(c).
Financial Statements	Shall have the meaning set forth in Section 2.14(a).
Fundamental Representations

Shall mean the representations and warranties set forth in Section 2.2 (Organization, Good Standing and Qualification), Section 2.3 (Capitalization and Voting Rights), Section 2.4 (Authorization), Section 2.8 (Intellectual Property), Section 2.11 (Taxes), Section 2.15(b) (Undisclosed Liabilities); Section 2.16 (Employee Benefit Plans); Section 2.17 (Employee Matters) and Section 2.20 (Environmental Matters).

Governmental Authority

Shall mean any court, tribunal, governmental authority, governmental body or other regulatory or administrative authority, agency or commission of any government of any country or any private or governmental arbitration or conciliation authority or similar body, and any body exercising, or entitled to exercise, any administrative, executive, judicial or legislative authority or power of any nature.

Guarantee Element

Shall mean any (a) Contract that contingently requires a guarantor to make payments (as described in the following paragraph) to a guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party; (b) Contract that contingently requires a guarantor to make payments (as described in the following paragraph) to a guaranteed party based on another entity’s failure to perform under an obligating agreement; (c) indemnification agreement that contingently requires an indemnifying party to make payments to an indemnified party based on changes in an underlying asset that is related to an asset, a liability, or an equity security of the indemnified party; or (d) indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party.

Hazardous Material

Shall mean any material, chemical, emission or substance that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, dangerous, a pollutant or otherwise a danger to health, reproduction or the environment.

Hazardous Materials Activity

Shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, disposal, remediation, release, exposure of others to, sale, labeling, certification, or distribution of any Hazardous Material or any product containing a Hazardous Material, including compliance with any recycling, product take-back or product content requirements, including the WEEE, ROHS, China ROHS, and REACH.

Indemnitors	Shall have the meaning set forth in Section 6.3(a).
Indemnified Person	Shall have the meaning set forth in Section 6.3(a).
Intellectual Property	Shall have the meaning set forth in Section 2.8(a).
Interim Balance Sheet	Shall mean the Company’s unaudited balance sheet as of the Interim Balance Sheet Date.
Interim Balance Sheet Date	Shall mean May 31, 2015.
Interim Claim Period Expiration Date	Shall have the meaning set forth in Section 6.5.
Invention Assignment Agreements	Shall have the meaning set forth in Section 2.8(j).

IRS	Shall mean the Internal Revenue Service.
Italian GAAP	Shall mean accounting practice generally accepted in Italy.
Law

Shall mean the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, an Order or act, statute, ordinance, regulation, rule, collective bargaining agreement, extension order or code promulgated by a Governmental Authority.

Liability

Shall mean any and all liabilities, debts, commitments and obligations of any kind, whether accrued or fixed, absolute, matured, determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with Italian GAAP including those arising under any Law, Action or Order and those arising under any Contract or otherwise.

Liability Claim	Shall have the meaning set forth in Section 6.6.
Liens

Shall mean any mortgage, easement, attachment, pledge, hypothecation, right of any Person, adverse claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, third party right or other right or interest, option, lien, charge, any hire purchase, lease or installment purchase agreement, right of first refusal, right of preemption or right to acquire, or other restriction or limitation, including any restriction on the right to vote, sell or otherwise dispose of the subject property, other than any restriction or limitation imposed by this Agreement.

Losses	Shall have the meaning set forth in Section 6.3(a).
Made Available	Shall mean the documents or other information and materials that have been posted in the electronically accessible data room at least three Business Days prior to the Agreement Date.
Material Adverse Effect	Shall have the meaning set forth in Section 2.2.
Objection Notice	Shall have the meaning set forth in Section 6.7(a).
Off-Balance Sheet Arrangement

Shall mean any transaction, agreement or other contractual arrangement to which an entity with the Company is a party, under which the Company has: (a) any obligation under a guarantee contract that has a Guarantee Element; (b) a retained or contingent interest in assets transferred to an entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; or (c) any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, except that it is both indexed to the Company’s own capital and classified as equity in the Company’s financial statements.

Open Source Software	Shall have the meaning set forth in Section 2.8(k).
Order

Shall mean any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Authority.

Party	Shall mean any of Buyer, the Company, the Sellers or the Representative.
Permit	Shall mean any approval, authorization, consent, franchise, license, permit or certificate issued by any Governmental Authority.
Permitted Encumbrances	Shall have the meaning set forth in Section 2.23(b).
Person	Shall mean any individual, corporation, partnership, joint venture, estate, trust, unincorporated organization, Governmental Authority or any other entity.
Personally Identifiable Information	Shall have the meaning set forth in Section 2.8(l).

Potential Claim	Shall have the meaning set forth in Section 4.3(a).
Purchase Consideration	Shall have the meaning set forth in Section 1.1(b).
Registered Intellectual Property	Shall have the meaning set forth in Section 2.8(a).
Related Party	Shall have the meaning set forth in Section 2.10(b).
Released Matters	Shall have the meaning set forth in Section 4.3(a).
Released Parties	Shall have the meaning set forth in Section 4.3(a).
Releasing Parties	Shall have the meaning set forth in Section 4.3(a).
Representative	Shall have the meaning set forth in Section 6.10.
Representative Expenses	Shall have the meaning set forth in Section 6.10(b).
RSU Agreement	Shall have the meaning set forth in Section 5.2(c).
Sellers	Shall have the meaning set forth in the Preamble.
Seller Affiliates	Shall have the meaning set forth in Section 4.3(a).
Seller Intellectual Property	Shall have the meaning set forth in Section 2.8(r).
Shrink Wrap Licenses	Shall have the meaning set forth in Section 2.8(e).
Software	Shall have the meaning set forth in Section 2.8(a).
Spreadsheet

Shall mean a spreadsheet, dated and setting forth as of the Closing the following information: (a) the name, mailing address, and, where available, tax domicile (if different from the mailing address) and taxpayer identification numbers for each Seller; (b) the percentage of Company Capital held by such Seller; (c) the portion of the Closing Cash Consideration payable to such Seller pursuant to this Agreement; (d) the portion of the Escrow Amount that would be payable to such Seller pursuant to this Agreement assuming that no Escrow Payments are made; (e) whether any Taxes are required to be withheld by Buyer from such amounts; and (f) wire transfer instructions for each Seller.

Standard Form Agreements	Shall have the meaning set forth in Section 2.8(f).
Straddle Period	Shall have the meaning set forth in Section 6.3(c).
Tax

Shall mean any net income, corporate, personal income, net wealth (capital taxes), capital gains, capital acquisitions, inheritance, deposit interest retention, gift, relevant contracts, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, goods and services, harmonized sales, value added, ad valorem, transfer, franchise, profits, license, withholding (including on dividends and deemed dividends), estimated, payroll, employment, social security contributions, governmentally mandated pension plan contributions, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty, import and export taxes, or other tax, or similar governmental assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Tax Authority.

Tax Authority	Shall mean a Governmental Authority responsible for the imposition of any Tax (whether domestic or foreign).

Tax Return	Shall mean any return, estimate, form, information statement or report, including amendments thereof and attachments and schedules thereto required to be filed with respect to Taxes.
Technology	Shall have the meaning set forth in Section 2.8(a).
Trade Secrets	Shall have the meaning set forth in Section 2.8(a).
Transactions	Shall mean the transactions to be effected pursuant to the Transaction Documents.
Transaction Documents	Shall mean the Agreement, Escrow Agreement, Continuing Employment Agreements and RSU Agreement.
Transaction Fees

Shall mean all out-of-pocket costs and expenses of the Company, any employee of the Company or any holder of Company Capital incurred by, paid by, or to be paid by, the Company in connection with the Transactions and this Agreement, including any fees and expenses of investment bankers, financial advisors, legal counsel, accountants, other professional advisors or consultants.

Transfer Taxes	Shall mean all sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the Transactions.
University	Shall mean the University of Parma, Italy.